
03028587

Building Lives Reaching Potential









Saluting America's Quiet Heroes

ResCare 2002 Annual Report

About our company

ResCare, founded in 1974, offers services to some 32,000 people in 32 states, Washington, DC, Puerto Rico and Canada. ResCare is a human service company that provides residential, therapeutic, job training and educational supports to people with developmental or other disabilities, to youth with special needs and to adults who are experiencing barriers to employment.

ResCare's name is based on two words: Respect and Care. ResCare lives those words through a strong mission statement and the ResCare Quality Way, which serve as the foundation for all of our systems and procedures. Our ultimate goal is the best quality of life for the people we support. ResCare's services are tailored to meet the specific needs of each individual. Our greatest asset is the experience and expertise gained from nearly three decades of service to the nation's most vulnerable populations. This provides stability, which is vitally important to the individuals we support, their families and our employees. Our extensive quality assurance and best practices programs are designed to provide measurable, quantifiable results.

Letter to Shareholders

First, I would like to share some personal comments. Every day I feel privileged to come to work at ResCare. It is an honor to be associated with so many highly dedicated employees who believe deeply in the value of what we do. What keeps us motivated is our sense of purpose in providing support to vulnerable populations, which have such essential needs. We view our work as a higher calling, and we are grateful for the opportunity to provide these critical services. It is good to come to work each day with a mission, but even more important is the sense of accomplishment you feel on your way home at the end of the day.

What we do is not optional. The services we provide are absolutely essential. No other company is delivering more value to the persons it serves in the states where they reside. Ultimately, the economy will improve, and we will be adequately compensated for the good work we do. As the largest company in our industry with revenues approaching $1 billion, we have an important mandate. We are delivering our vital services to the frequently overlooked populations that so need our help. For all of our 29,000 employees, this is more than just a job—it is a noble mission.

Challenges

Our business is complex and challenging. This presents strong barriers to entry and limits competition. It is our belief that the financial benefits of the essential services we provide in our communities don't always get the credit they deserve from Wall Street. In our view, there should be a correlation between the outstanding care we provide to underserved populations and our visibility in the investment community. We will be working harder to make the value and uniqueness of what we do better understood.

Our business is dependent on state budgetary processes, and the reimbursement environment is as challenging as I have ever seen it. ResCare and other industry providers have banded together to create a powerful force to ensure adequate reimbursement. Remember, states receive matching federal dollars for the money they provide for these services. Also, we are encouraged by provisions in President Bush's New Freedom Initiative that offer increased funding to the states as encouragement for them to close large state-run institutions and move individuals into community living. In our view, ResCare is uniquely positioned to assist states in those efforts. We can do it better—and more efficiently.

Along with the state budgetary pressures, there were other factors that we found challenging. For example, the cost of delivering our services continued to rise, particularly our insurance costs—liability, workers compensation, health and general coverages. We can't and won't compromise our quality, so you can see how meeting financial objectives is a difficult balancing act for ResCare.



Now a house manager, Yolanda Finnissee, right, has been loving and giving for 20 years with ResCare in Valdosta, GA. "She's a lot special," says Linda O'Neil. ResCare employees have meaningful relationships with the people they support.

Well Positioned

It is important to remember two things: first, we have been through this before—it is not the first economic downturn we have experienced, and we endured and actually prospered the last time, particularly as the economy emerged from the recession. Second, we provide essential services. Our vulnerable populations must have these services, and there is no better provider than ResCare.

We believe our company is very well positioned to weather this difficult economic environment. Our confidence is based on these factors:

- Our highly energized and motivated employees.
- A 97 percent occupancy rate.
- The increased availability of labor during an economic downturn.

- Continued demand for ResCare's services even during a recession.
- A well capitalized company that is in the strongest position in the industry.
- A stronger infrastructure with new time-and-attendance and accounts receivable systems, our Best In Class© quality control system and other internal management improvements.
- We consistently provide high quality services more cost-effectively than states can.



ResCare Ohio Social Worker Michelle Ray, left, has worked tirelessly to reunite 10 people she supports with their long lost families. ResCare employees go beyond the call of duty for the people they support.

A Strong Game Plan

ResCare is headed in the right direction. As you have every right to expect from an experienced management team, we have a definitive plan:

- Strengthen and expand our services. We answered state demands for services by opening 164 new homes in 2002.
- Contain costs. Our new time-and-attendance system is working, and we are achieving substantial cost savings.
- Focus on expansion of periodic, in-home services, which are driving margin and revenue growth.
- Respond to growing numbers of requests from states and other providers to take on additional distressed populations and incorporate them into the company without significant investment or added costs.
- Fully use our accounts receivable system to enhance collections, which is critical to achieving our cash flow objective. In 2002, we exceeded our target of $30 million as we generated $37 million in cash flow from operations.

Supporting our Professionals

Another positive development of which we are proud is our role in the National Advocacy Campaign. The goal of the campaign, sponsored by ResCare and other providers, is to address the shortage of available workers in the field by increasing public awareness of the plight of direct support professionals and securing better wages and benefits for those professionals. They are truly the quiet heroes who enhance the system. We're dedicating the ResCare 2002 Annual Report to our employees—these quiet heroes—and the National Advocacy Campaign. We believe it is just the beginning of what will be a successful effort on behalf of the people who are so important to those we serve.

"They are truly the quiet heroes."

Continued Growth

In 2002, we modified our growth strategy to focus on our new homes initiative and internal growth rather than depending primarily on external acquisitions as a growth strategy. ResCare continues that strategy into 2003 with the addition of another 160 new homes in areas where we already have operations and in response to state needs.

Also, in November 2002, we announced an agreement to purchase the assets of the Media, Pennsylvania-based ARBOR, Inc.'s Education & Training Division (ARBOR E&T). The job training and placement division has operations in New York, New Jersey, Pennsylvania, Georgia and California. This transaction closed in the first quarter of 2003 and has become part of ResCare's Division for Training Services. It is expected to generate approximately $20 million in annual revenue and is immediately accretive to earnings. ARBOR E&T is an exciting addition to the ResCare family of services. Our Division for Training Services has excelled in becoming one of the leading Job Corps contractors in the United States, providing training and jobs for young people with special needs. ARBOR E&T expands that role, enabling us to reach more people and assist them in becoming more successful in the job market.

We also announced in January 2003 that we were awarded a two-year contract, with three one-year options, by Maricopa County, AZ, to provide in-home supports, monitoring and respite services to special needs individuals in Maricopa County and its six cities. The award came after a request for proposals from Maricopa Integrated Health System (MIHS) for an innovative and cost-effective service model.

Positive Outlook

Yes, these are trying times, but we have been in this business for 28 years and, for our company, there are no longer many surprises. We have seen very difficult times before, we understand the environment and we know how to capitalize on it. There is a correlation between the outstanding care we deliver to support the people we serve and adding value for our shareholders. Rest assured, we intend to fulfill our commitment to both constituencies. Despite all the challenges, we are enthusiastic about 2003. The trends that support our positive outlook include:

- Consecutive quarter over prior year quarter revenue increases for the past 45 quarters.
- Strong results from our time-and-attendance system.
- The outstanding contribution from periodic in-home services.
- The powerful momentum we are generating from adding more than 160 new homes per year.

Making a difference

What gives me the greatest confidence in the future and adds to my excitement for 2003? Our dedicated employees for whom all things are possible. Your hard work and loyalty are the cornerstone of our success, and we are indebted to you.

In addition to our employees, I must also thank our shareholders. We value your investment in ResCare and are keenly aware of the importance of providing a reasonable return on the capital you invested that allowed us to establish this wonderful business. ResCare has a vital mission of providing respect and care to people that we, as a society, have identified as needing support. I believe our record clearly shows our success in using our capital to fulfill that role through caring people, well-maintained and safe facilities and efficient procedures and systems. We are making a difference.

We see value every day in what we do, and we believe ResCare has the clear potential for future growth and expansion. It is important to all of us that what we do for a living with ResCare has value and reward beyond the pursuit of profitability. However, we understand we are a public company, and we have obligations to our shareholders.

We know as a company with a social conscience we can fulfill both goals: those of doing well and doing good. It helps that profitability is the direct consequence of our success in providing support to these vulnerable populations, while enhancing their lives.

Ours is a challenging and complicated business. To our 29,000 employees, the work they do could not be more important or more demanding. In our business you really have to love your work, and clearly we do.

Sincerely,



Ronald G. Geary
Chairman, President and Chief Executive Officer

ResCare North Carolina Senior Support Staff Jonathan Henderson, right, has provided support to people with disabilities for eight years. He is carving a pumpkin with Kenny Pope for a Halloween party. ResCare employees are friends with the people they support.



National Advocacy Campaign

Putting People First

For 28 years, ResCare has partnered with states, advocacy groups, the people we support and their families and friends to successfully promote person-centered supports for people with developmental disabilities. Our dedicated employees enrich many lives by making it possible for people with serious challenges to live in the least restrictive environment and develop their greatest potential. Putting people first is our way of life.

Now this is at risk because staffing shortages and funding shortfalls threaten the quality and continuity of community-based services. We know, all too well, that the quality of our services is only equal to the quality of the workforce.

That's why ResCare was at the table when the first discussions were held about what could be done collectively about the problem. We were there when a group of private providers with ANCOR (the American Network of Community Options and Resources) initiated what has become known as "The National Advocacy Campaign."

The campaign's mission is "...to find the resources to recruit, train and retain a stable, qualified direct support workforce that will enhance and promote community living and enrich the lives of Americans with disabilities." ResCare was the first provider to sign on to the campaign.

Specific objectives include:

- Obtain wage and benefit enhancements.
- Make this a nationally understood issue to begin policy reform.
- Demonstrate the critical role direct support professionals make in enhancing the lives of Americans with disabilities.
- Enhance the image of this important career path to attract more people to the field.
- Build the level of public awareness of private provider services.

Building Support

In September 2002, at a national press conference in Washington, D.C., U.S. Reps. Pete Sessions, R-TX, and Lois Capps, D-CA, presented House Concurrent Resolution 477 recognizing the vital contribution direct support professionals make in the lives of people with disabilities.

Secretary of Labor Elaine L. Chao also issued a statement in support of the National Advocacy Campaign and direct support professionals at a meeting held with ANCOR members in Washington, DC. Secretary Chao called the industry the "heart of the American spirit." She promised the enthusiastic support of the Department of Labor, working with the Department of Health and Human Services, to address the national labor crisis for direct support professionals. This initiative will identify methods to attract, train and maintain a committed and dedicated workforce.

In the new congressional session in March 2003, U.S. Sens. Jim Bunning, R-KY, and Blanche Lincoln, D-AR, introduced Senate Concurrent Resolution 21 calling for national recognition of direct support professionals.

On the same day Sens. Bunning and Lincoln introduced their resolution in the Senate, U.S. Reps. Sessions and Capps re-introduced House Concurrent Resolution 94.

Supporters of the National Advocacy Campaign are building momentum. There are concerted efforts to educate members of the executive and legislative branches of government about the workforce crisis and how it compromises the lives of our nation's most vulnerable population. ANCOR meets with state provider associations across the U.S. and more are signing on to the campaign every day. Direct support professionals are mailing letters to their members of Congress urging support of the resolution. National advocacy groups for people with disabilities have joined the battle. The National Advocacy Campaign is making strides endorsing the credo Direct Support Professionals embody every day, "Together we can make a difference."



ResCare Kentucky Home Manager Margie Strange, left, helps a resident adjust her cochlear implant device. Ms. Strange fought for two years to get the individual her hearing implant. ResCare employees are advocates for the people they support.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for transition period from ______________ to ________________

Commission File Number: 0-20372

RES-CARE, INC.

(Exact name of registrant as specified in its charter)

KENTUCKY (State or other jurisdiction of incorporation or organization)	**61-0875371** (IRS Employer Identification No.)
10140 Linn Station Road **Louisville, Kentucky** (Address of principal executive offices)	**40223** (Zip Code)

Registrant's telephone number, including area code: **(502) 394-2100**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [✓]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✓ No ___.

As of February 28, 2003, there were 24,418,336 shares of the registrant's common stock, no par value, outstanding. The aggregate market value of the shares of registrant held by non-affiliates of the registrant, based on the closing price of such on the NASDAQ National Market System on June 28, 2002, was approximately $115,209,000. For purposes of the foregoing calculation only, all directors and executive officers of the registrant have been deemed affiliates.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its 2003 annual meeting of shareholders are incorporated by reference into Part III.

PART I

ITEM 1. Business

General

Res-Care, Inc. is a leading provider of residential, therapeutic, job training, educational and support services to populations with special needs, including persons with developmental and other disabilities, to youth with special needs and to adults who are experiencing barriers to employment. All references in this Annual Report on Form 10-K to "ResCare," "our company," "we," "us," or "our" mean Res-Care, Inc. and, unless the context otherwise requires, its consolidated subsidiaries.

Our programs include an array of services provided in both residential and non-residential settings for adults and youths with mental retardation or other developmental disabilities (MR/DD) and disabilities caused by acquired brain injury (ABI), and youths who have special educational or support needs, are from disadvantaged backgrounds, or have severe emotional disorders; including some who have entered the juvenile justice system. Because most of our MR/DD consumers require services over their entire lives and many states have extensive waiting lists for services, our MR/DD operations have experienced high occupancy rates. Occupancy rates in ABI and youth services operations are affected by shorter lengths of stay.

Since January 2003, we provide services to welfare recipients, young people and people who have been laid off or have special barriers to employment, to transition into the workforce and become productive employees.

At December 31, 2002, we provided services to approximately 28,900 persons with special needs in 32 states, Washington, D.C., Canada and Puerto Rico. At December 31, 2002, we provided services to approximately 19,800 persons with disabilities in community group homes, personal residences and other community-based programs and in larger facilities, and to approximately 7,400 disadvantaged youths in federally funded Job Corps centers and approximately 1,700 at-risk and troubled youths in juvenile treatment programs and facilities operated for state and local agencies.

Description of Services by Segment

We have three reportable operating segments: (i) disabilities services, (ii) youth services and (iii) training services. Note 9 of the Notes to Consolidated Financial Statements includes additional information regarding each of these segments, including the disclosure of required financial information. The information in Note 9 is incorporated herein by reference and should be read in conjunction with this section.

Disabilities Services

We are the nation's largest private provider of services for individuals with MR/DD. At December 31, 2002, we served approximately 19,800 individuals in 27 states, Washington, D.C., and Canada. Services are provided mainly in community-based homes operated by ResCare and in the homes of individuals with MR/DD. At December 31, 2002, approximately 94% of the disabilities services clients resided in community settings, either in group homes or in their own or their family's homes. As of that date, we served approximately 5,300 clients in their family homes. Because most people with MR/DD require services over their entire lives and many states have extensive waiting lists of people requiring services, we have consistently experienced occupancy rates of at least 97% since 1996.

We provide the following MR/DD services:

- *Periodic In-Home Services:* These programs provide customized supports which enable people to live in or return to their homes. Hourly units of service are provided in response to an individual's identified needs and may include personal care, habilitation, respite care, attendant care and housekeeping. Services are provided for persons with developmental disabilities, physical disabilities, Alzheimer's disease and related disorders, spinal cord injuries, acquired brain injury, terminal illness and other needs.

- *Group Homes:* Our typical group homes are family-style houses in the community where four to eight individuals live together. Well-trained staff provide 24-hour supervision and support. Residents are encouraged to take responsibility for their home, health and hygiene. They are also encouraged to actively take part in community functions.

- *Supported Living:* Our supported living programs provide services tailored to the specific needs of one, two or three individuals living in a home or an apartment in the community. Individuals may need only a few hours of support each week, or they may require services 24 hours a day.

- *Residential Facilities:* Our residential facilities serve 10 or more individuals in campus-style settings. In these facilities, we strive to create a home-like atmosphere that emphasizes individuality and choice.

- *Vocational and Day Activity Programs:* These programs offer people with developmental disabilities the opportunity to become active in their communities and/or attain meaningful employment. Vocational programs contract with local industries to provide short- or long-term work. Day activity programs provide interactive and educational activities and projects for individuals to assist them in reaching their full potential.

Our programs are based predominantly on individual habilitation plans or individual support plans designed to encourage greater independence and development of daily living skills through individualized support and training. We believe that the breadth and quality of our services and support and training programs makes us attractive to state and local governmental agencies and not-for-profit providers who may wish to contract with us. Our programs are designed to offer specialized support to these individuals not generally available in larger state institutions and traditional long-term care facilities. In each of our programs, services are administered by our employees and contractors, such as qualified mental retardation professionals (QMRPs) or support/service coordinators, physicians, psychologists, therapists, social workers and other direct support professionals. These services include social, functional and vocational skills training, supported employment and emotional and psychological counseling or therapy as needed for each individual.

Social Skills Training. Social skills training focuses on problem solving, anger management and adaptive skills to enable persons with disabilities to interact with others in the residential setting and in their community. We emphasize contact with the community at large as appropriate for each individual. The desired outcome is to enable each person to participate in home, family and community life as fully as possible.

Many individuals with developmental and other disabilities require behavioral intervention services. We provide these services through psychiatrists, psychologists and behavioral specialists, most of whom serve as consultants on a contract basis. All operations utilize a non-aversive approach to behavior management which is designed to avoid consequences involving punishment or extreme restrictions on individual rights. Whenever possible, the interdisciplinary team and direct support staff employ behavior management techniques rather than psychotropic medications to modify behavior, the goal being to minimize the use of medications whenever possible. When indicated, medications are administered in strict compliance with all applicable regulations.

Functional Skills Training. Functional skills training program encourages mastery of personal skills and the achievement of greater independence. As needed, individual habilitation or support plans may focus on basic skills training in such areas as personal hygiene and dressing, as well as more complex activities such as shopping and use of public transportation. Individuals are encouraged to participate in daily activities such as housekeeping and meal preparation as appropriate.

Vocational Skills Training and Day Programs. We provide extensive vocational training or specialized day programs for many of the people we support. Some individuals are able to be placed in community-based jobs, either independently or with job coaches, or may participate as part of a work team contracted for a specific service such as cleaning, sorting or maintenance. Clients not working in the community may be served through vocational workshops or day programs appropriate for their needs. We operate such programs and also contract for these services with outside providers. Our philosophy is to enable all persons served to perform productive work in the community or otherwise develop vocational skills based on their individual abilities. People participating in specialized day programs may be older or have physical or health restrictions which prevent them from being employed or participating in vocational programs. Specialized day programs may include further training in daily living skills, community integration or specialized recreation activities.

Counseling and Therapy Programs. Our counseling and therapy programs address the physical, emotional and behavioral challenges of individuals with MR/DD or ABI. Goals of the programs include the development of enhanced physical agility and ambulation, acquisition of adaptive skills for both personal care and work, as well as the development of coping skills and the use of alternative, responsible, and socially acceptable interpersonal behaviors. Individualized counseling programs may include group and individual therapies. Occupational and physical therapies and therapeutic recreation are provided based on the assessed needs of each person.

At each of our operations, we provide comprehensive individualized support and training programs that encourage greater independence and the development of personal and vocational skills commensurate with the particular person's capabilities. As they progress, new programs are created to encourage greater independence, self-respect and the development of additional personal, social and/or vocational skills.

Revenues for our Disabilities Services operations are derived primarily from state Medicaid programs and from management contracts with private operators, generally not-for-profit providers, who contract with state government agencies and are also reimbursed under the Medicaid program. We also provide respite, therapeutic and other services on an as-needed basis or hourly basis through our periodic in-home services programs that are reimbursed on a unit-of-service basis. Reimbursement methods vary by state, and service type, and have historically been based on a flat-rate system, cost-based reimbursement system, on a per person per diem, or on a unit-of-service basis. Generally, rates are adjusted annually based upon historical costs experienced by us and by other service providers, or economic conditions and their impact on state budgets. At facilities and programs where we are the provider of record, we are directly reimbursed under state Medicaid programs for services we provide and revenues are affected by occupancy levels. At most facilities and programs that we operate pursuant to management contracts, the management fee is negotiated. Under certain management contracts, we are paid a fixed fee regardless of occupancy levels. See Note 1 of Notes to Consolidated Financial Statements for a further discussion of our revenue recognition policies with respect to Medicaid contracts.

Youth Services

Through our youth services segment, we operate programs that are designed to address the specific needs of at-risk and troubled youths to enable each youth to be a more productive member of the community. The young people targeted to be served range from those who have special educational or support needs, to youths who exhibit a variety of behavioral and emotional disorders and in some instances have been diagnosed with mental retardation or other developmental disability, to pre-adjudicated and adjudicated youths who have entered the juvenile justice system. Special needs and at-risk youth programs operated through our Alternative Youth Services (AYS) subsidiary include residential treatment programs, the operation of alternative site and private schools, foster care programs and emergency shelters. Programs offered for troubled youths through our Youthtrack subsidiary include secure and staff-secure detention programs, long-term treatment programs, secure transportation, day treatment programs and monitoring, and transition and after-care programs.

Our programs include a variety of educational, behavioral and vocational training, including individual, group and family counseling and training in social and independent living skills. These programs emphasize self-esteem, academic achievement, empathy development, critical thinking and problem solving, anger management and coping strategies, substance abuse treatment and relapse prevention. Programs are designed to: (i) increase self-control and effective problem-solving; (ii) teach youths how to understand and consider other people's values, behaviors and feelings; (iii) show youths how to recognize the effects of their behavior on other people and why others respond to them as they do; and (iv) enable youths to develop alternative, responsible, interpersonal behaviors. Although certain youths in our programs require both drug therapy and treatment for use or abuse of drugs, our goal is to minimize or eliminate the use of medication whenever possible. When appropriate, medication is prescribed by independent physicians and may be administered by our personnel. We believe that the breadth of our services and our history of working with youths make us attractive to local, state and federal governmental agencies.

Most of the youth services programs are funded directly by federal, state and local government agencies including school systems. Under these contracts, we are typically reimbursed based on fixed contract amounts, flat-rates or cost-based rates.

Training Services

Since 1976, we have been operating programs for disadvantaged youths through the federal Job Corps program administered by the U.S. Department of Labor (DOL), which provides for the educational and vocational skills training, health care, employment counseling and other support necessary to enable disadvantaged youths to become responsible working adults.

We operate 15 Job Corps centers with a contracted capacity of approximately 7,400 people. The Job Corps program is designed to address the severe unemployment problem faced by disadvantaged youths throughout the country and Puerto Rico. The typical Job Corps student is a 16- to 24-year old high school dropout who reads at the seventh grade level, comes from a disadvantaged background, has not held a regular job, and was living in an environment characterized by a troubled home life or other disruptive condition. Each center offers training in several vocational areas depending upon the particular needs and job market opportunities in the region. Students are required to participate in basic education classes to improve their academic skills and to complement their vocational training. High school equivalency classes are available to obtain GED certificates. Upon graduation or other departure from the program, each student is referred to the nearest Job Corps placement agency for assistance in finding a job or enrolling in a school or training program. Approximately 70% of the students completing the program have obtained jobs or continued their education elsewhere.

Under Job Corps contracts, we are reimbursed for direct facility and program costs related to Job Corps center operations, allowable indirect costs for general and administrative costs, plus a predetermined management fee, normally a fixed percentage of facility and program costs. All of such amounts are reflected as revenue, and all such direct costs are reflected as facility and program costs. Final determination of amounts due under Job Corps contracts is subject to audit and review by the DOL, and renewals and extension of Job Corps contracts are based in part on performance reviews.

We also provide, under separate contracts with the Department of Interior or the primary operator, certain administrative, counseling, educational, vocational and other support services for several civilian conservation centers not operated by us. These civilian conservation centers are very similar to Job Corps centers, although funding for the program is provided through state agencies from the Department of Interior.

Operations

Disabilities Services

Disabilities Services operations are organized under six geographic regions for MR/DD services, along with separate business units for Periodic Services and ABI operations. In general, each cluster of group homes, supported living program or larger facility is overseen by an executive director. In addition, a program manager supervises a comprehensive team of professionals and community-based consultants who participate in the design and implementation of individualized programs for each individual served. QMRPs work with direct service staff and professionals involved in the programs to ensure that quality standards are met and that progress towards each individual's goals and objectives is monitored and outcomes are achieved. Individual habilitation plans are reviewed and modified by the team as needed. The operations utilize community advisory boards and consumer satisfaction surveys to solicit input from professionals, family members and advocates, as well as from the neighboring community, on how to continue to improve service delivery and increase involvement with the neighborhood or community.

Our direct service staff has the most frequent contact with, and generally are recruited from, the community in which the facility or program is located. These staff members are screened to meet certain qualification requirements and receive orientation, training and continuing education.

The provision of disabilities services is subject to complex and substantial state and federal regulations and we strive to ensure that our internal controls and reporting systems comply with Medicaid and other program requirements, policies and guidelines. We design and implement programs, often in coordination with appropriate state agencies, in order to assist the state in meeting its objectives and to facilitate the efficient delivery of quality services. Under the direction of our chief compliance officer, management and staff keep current with new laws, regulations and policy directives affecting the quality and reimbursement of the services provided.

We have developed a model of ongoing program evaluation and quality management which we believe provides critical feedback to measure the quality of our various operations. Each operation conducts its own quality assurance program using the ResCare Best in Class (BIC) performance benchmarking system. BIC performance results are reviewed by management on an on-going basis. Management and operational goals and objectives are established for each facility and program as part of an annual budget and strategic planning process. A weekly statistical reporting system and quarterly statement of progress provide management with relevant and timely information on the operations of each facility. Survey results from governmental agencies for each operation are recorded in a database and summary reports are reviewed by senior management. We believe the BIC system is a vital management tool to evaluate the quality of our programs and has been useful as a marketing tool to promote our programs, since it provides more meaningful information than is usually provided by routine monitoring by governmental agencies. All Disabilities Services senior staff participate in a performance-based management system which evaluates individual performance based on critical job function outcomes. Additionally, we demonstrate our commitment to the professional development of our employees by offering classes and training programs, as well as tuition reimbursement benefits.

Youth Services

Our youth programs are designed to provide consistent, high quality and cost-effective education and treatment to address the needs of the various segments of the special needs, at-risk and troubled youth populations. We generally are responsible for the overall operation of our facilities and programs, including management, general administration, staff recruitment, security and supervision of the youths in our programs.

We have assembled an experienced team of managers, counselors and staff that blends program expertise with business and financial experience. We believe that our recruitment, selection and training programs develop personnel capable of implementing our systems and procedures. Our staff includes teachers, counselors, mental health professionals, juvenile justice administrators and licensed clinicians.

Our internal policies require our teachers, counselors, security and other direct service staff to complete extensive training. Core training includes courses in the major program components, such as behavior change education, positive peer culture, nonviolent crisis intervention, discipline and limit-setting, anger management and social skills training. Continuing education also is required for all staff. We demonstrate our commitment to our employees' professional development by offering classes and training programs, as well as tuition reimbursement benefits. We have also implemented our BIC system at the majority of our youth services programs.

We recognize that, in the operation of programs for at-risk and troubled youths, our primary mission is to protect the safety of the staff and youths within a facility, as well as the neighboring community. Thus, our programs emphasize security, risk assessment and close supervision by responsible and well-trained staff.

Training Services

Our Job Corps centers are operated under contract with the DOL, which provides the physical plant and equipment. We are directly responsible for the management, staffing and administration of Job Corps centers. A typical ResCare Job Corps operation consists of a three-tier management staff structure. The center director has the overall responsibility for day-to-day management at each facility and is assisted by several senior staff managers who typically are responsible for academics, vocational training, social skills, safety and security, health services and behavior management. Managers are assisted by front line supervisors who have specific responsibilities for such areas as counseling, food services, maintenance, finance, residential life, recreation, property, purchasing, human resources and transportation.

An outcome performance measurement report for each center, issued by the DOL monthly, measures two primary categories of performance: (i) education results, as measured by GED/HSD achievement and/or vocational completion and attainment of employability skills; and (ii) placement of graduates. These are then combined into an overall performance rating. Centers are ranked on a 100-point scale by the DOL. Performance standards reports are reviewed by management and acted upon as appropriate to address areas where improvement is needed.

Contracts

State Contracts. We participate under contracts that are regulated by federal and state agencies as a provider of services in the Medicaid Assistance Program, Title XIX of the Social Security Act (Medicaid). Although the contracts generally have a stated term of one year and generally may be terminated without cause on 60 days notice, the contracts are typically renewed annually if we have complied with licensing, certification, program standards and other regulatory requirements. Serious deficiencies can result in delicensure or decertification actions by these agencies. As provider of record, we contractually obligate ourselves to adhere to the applicable federal and state regulations regarding the provision of services, the maintenance of records and submission of claims for reimbursement under Medicaid and pertinent state Medicaid Assistance programs. Pursuant to provider agreements, we agree to accept the payment received from the government entity as payment in full for the services administered to the individuals and to provide the government entity with information regarding the owners and managers of ResCare, as well as to comply with requests and audits of information pertaining to the services rendered. Provider agreements can be terminated at any time for non-compliance with the federal, state or local regulations. Reimbursement methods vary by state and service type and can be based on a flat-rate system, cost-based reimbursement system, on a per person per diem, or on a unit-of-service basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements."

Contracts for our youth services programs, excluding Job Corps, are regulated by state and local governmental entities. Contracts generally have one-year terms, subject to annual renewal, or cover individuals for specific terms. The contract rate is also accepted as payment in full for services rendered.

Management Contracts. Management contracts with state agencies or other providers of record typically require us to manage the day-to-day operations of facilities or programs. Most of these contracts are long-term (generally two to five years in duration, with several contracts having 30-year terms) and are subject to renewal or re-negotiation provided that we meet program standards and regulatory requirements. Except in West Virginia, in which contracts cover individual homes, most management contracts cover groups of two to 16 facilities. Depending upon the state's reimbursement policies and practices, management contract fees are computed on the basis of a fixed fee per individual, which may include some form of incentive payment, a percentage of operating expenses (cost-plus contracts), a percentage of revenue or an overall fixed fee paid regardless of occupancy. Our management contracts provide for working capital advances to the provider of record, subject to the contractual arrangement. Historically, our Medicaid provider contracts and management contracts have been renewed or satisfactorily renegotiated. We believe our experience in this regard is consistent with the overall experience of other operators in the disabilities services business.

Job Corps Contracts. Contracts for Job Corps centers are awarded pursuant to a rigorous bid process. After successfully bidding, we operate the Job Corps centers under comprehensive contracts negotiated with the DOL. Under Job Corps contracts, we are reimbursed for all facility and program costs related to Job Corps center operations, allowable indirect costs for general and administrative costs, plus a predetermined management fee, normally a fixed percentage of facility and program costs.

The contracts cover a five-year period, consisting of an initial two-year term with three one-year renewal terms exercisable at the option of the DOL. The contracts specify that the decision to exercise an option is based on an assessment of: (i) the performance of the center as compared to its budget; (ii) compliance with federal, state and local regulations; (iii) qualitative assessments of center life, education, outreach efforts and placement record; and (iv) the overall rating received by the center. Shortly before the expiration of the five-year contract period (or earlier if the DOL elects not to exercise a renewal term), the contract is re-bid, regardless of the operator's performance. The current operator may participate in the re-bidding process. In situations where the DOL elects not to exercise a renewal term, however, it is unlikely that the current operator will be successful in the re-bidding process. It is our experience that there is usually an inverse correlation between the performance ratings of the current operator and the number of competitors who will participate in the re-bidding process, with relatively fewer competitors expected where such performance ratings are high.

We operate 15 Job Corps centers under twelve separate contracts with the DOL. Of the five-year periods covered by our Job Corps contracts, two expire in 2003, three in 2004, five in 2005, one in 2006 and one in 2007. We intend to selectively pursue additional centers through the Request for Proposals (RFP) process.

We also provide, under separate contracts with the Department of Interior or the primary operator, certain administrative, counseling, educational, vocational and other support services for several civilian conservation centers not operated by us.

Marketing and Development

Our marketing activities focus on initiating and maintaining contacts and working relationships with state and local governments and governmental agencies responsible for the provision of the types of disabilities services and youth services offered by us, and identifying other providers who may consider a management contract arrangement or other transaction with us.

Our Chief Development Officer directs our marketing efforts for disabilities services and youth services. Responsibility for marketing activities also extends to other officers of our company and subsidiaries. Marketing activities are reviewed on a regular basis by senior management.

In our pursuit of government contracts, we contact governments and governmental agencies in geographical areas in which we operate and in others in which we have identified expansion potential. Contacts are made and maintained by both regional operations personnel and corporate development personnel, augmented as appropriate by other senior management. We target new areas based largely on our assessment of the need for our services, the system of reimbursement, the receptivity to out-of-state and proprietary operators, expected changes in the service delivery system (i.e., privatization or downsizing), the labor climate and existing competition.

We also seek to identify service needs or possible changes in the service delivery or reimbursement system of governmental entities that may be driven by changes in administrative philosophy, budgetary considerations, pressure or legal actions brought by advocacy groups. As needs or possible changes are identified, we attempt to work with and provide input to the responsible governmental personnel and to work with provider associations and consumer advocacy groups to this end. If an RFP results from this process, we then determine whether and on what terms we will respond and participate in the competitive process.

With regard to identifying other providers who may be management contract or other transaction candidates, we attempt to establish relationships with providers through presentations at national and local conferences, membership in national and local provider associations, direct contact by mail, telephone or personal visits and follow up with information packets.

In some cases, we may be contacted directly and requested to submit proposals or become a provider in order to provide services to address specific problems. These may include an emergency takeover of a troubled operation or the need to develop a large number of community placements within a certain time period.

Referral Sources

We receive substantially all of our MR/DD clients from third party referrals. Generally, family members of persons with MR/DD are made aware of available residential or alternative living arrangements through a state or local case management system. Case management systems are operated by governmental or private agencies. Our ABI services receive referrals from doctors, hospitals, private and workers' compensation insurers and attorneys. In either case, where it is determined that some form of MR/DD or ABI service is appropriate, a referral of one or more providers of such services is then made to family members or other interested parties. We generally receive referrals or placements of individuals to our AYS and Youthtrack programs through state or local agencies or entities responsible for such services. Individuals are recruited to our Job Corps programs largely through private contractors. We also have contracts directly with the DOL to recruit students to our own centers. Our reputation and prior experience with agency staff, case workers and others in positions to make referrals to us are important for building and maintaining census in our operations.

Customers

We are substantially dependent on revenues received under contracts with federal, state and local government agencies. For the year ended December 31, 2002, we derived 11% of our revenues under contracts for MR/DD services in Texas and 16% of our revenues under contracts under the federal Job Corps program. Generally, these contracts are subject to termination at the election of governmental agencies and in certain other circumstances such as failure to comply with applicable regulations or quality of service issues.

Seasonality

Our other youth services programs operating alternative and private schools are subject to seasonality as a result of school being out of session in parts of the second and third quarters. However, this seasonality does not have a significant impact on our consolidated results of operations.

Foreign Operations

We operate certain programs under our ABI unit in Canada, which contracts with Canadian governmental agencies to provide services. The operating results of these programs are not significant to our consolidated results of operations.

Competition

The provision of disabilities services, training services and youth services is subject to a number of competitive factors, including range and quality of services provided, cost-effectiveness, reporting and regulatory expertise, reputation in the community, and the location and appearance of facilities and programs. These markets are highly fragmented, with no single company or entity holding a dominant market share. We compete with other for-profit companies, not-for-profit entities and governmental agencies.

With regard to disabilities services, individual states remain a provider of MR/DD services, primarily through the operation of large institutions. Not-for-profit organizations are also active in all states and range from small agencies serving a limited area with specific programs to multi-state organizations. Many of these organizations are affiliated with advocacy and sponsoring groups such as community mental health and mental retardation centers and religious organizations.

The youth services business in which we engage is one that other entities may easily enter without substantial capital investment or experience in management of education or treatment facilities. In addition, certain not-for-profit entities may offer education and treatment programs at a lower cost than we do in part due to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to for-profit companies.

Currently, only a limited number of companies actively seek Job Corps contracts because the bidding process is highly specialized and technical and requires a significant investment of personnel and other resources over a period of several months. Approximately one-half of the privately operated centers are operated by the three largest operators. Competition for Job Corps contracts has increased as the DOL has made efforts to encourage new participants in the program, particularly small businesses, including minority-owned businesses.

Certain proprietary competitors operate in multiple jurisdictions and may be well capitalized. We also compete in some markets with smaller local companies that may have a better understanding of the local conditions and may be better able to gain political and public acceptance. Such competition may adversely affect our ability to obtain new contracts and complete transactions on favorable terms. We face significant competition from all of these providers in the states in which we now operate and expect to face similar competition in any state that we may enter in the future.

Professional staff retention and development is a critical factor in the successful operation of our business. The competition for talented professional personnel, such as therapists and QMRPs, is intense. We typically utilize a standard professional service agreement for provision of services by certain professional personnel, which is generally terminable on 30 or 60-day notice. The demands of providing the requisite quality of service to persons with special needs contribute to a high turnover rate of direct service staff leading to increased overtime and the use of outside consultants and other personnel. Consequently, a high priority is placed on recruiting, training and retaining competent and caring personnel. In some tight labor markets, we have experienced difficulty in hiring and retaining direct service staff. This has resulted in higher labor costs to us in recent years.

Government Regulation and Reimbursement

Our operations are subject to compliance with various federal, state and local statutes and regulations. Compliance with state licensing requirements is a prerequisite for participation in government-sponsored assistance programs, such as Medicaid. The following sets forth in greater detail certain regulatory considerations applicable to us:

Funding Levels. Federal and state funding for our disabilities services business is subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease program reimbursement. Congress has historically attempted to curb the growth of federal funding of such programs, including limitations on payments to programs under the Medicaid program. Although states in general have historically increased rates to compensate for inflationary factors, some have curtailed funding due to state budget deficiencies or other reasons. In such instances, providers acting through their state trade associations, may attempt to negotiate or employ legal action in order to reach a compromise settlement. Future revenues may be affected by changes in rate-setting structures, state budgets, methodologies or interpretations that may be proposed or under consideration in states where we operate.

Reimbursement Requirements. To qualify for reimbursement under Medicaid programs, facilities and programs are subject to various requirements of participation and other requirements imposed by federal and state authorities. In order to maintain a Medicaid or state contract, certain statutory and regulatory requirements must be met. These participation requirements relate to client rights, quality of services, physical plant and administration. Long-term providers, like our company, are subject to periodic unannounced inspection by state authorities, often under contract with the appropriate federal agency, to ensure compliance with the requirements of participation in the Medicaid or state program.

Licensure. In addition to the requirements to be met by our company for participation in the Medicaid program, our facilities and programs are usually subject to annual licensing and other regulatory requirements of state and local authorities. These requirements relate to the condition of the facilities, the quality and adequacy of personnel and the quality of services. State licensing and other regulatory requirements vary by jurisdiction and are subject to change and interpretation.

Regulatory Enforcement. From time to time, we receive notices from regulatory inspectors that, in their opinion, there are deficiencies for failure to comply with various regulatory requirements. We review such notices and take corrective action as appropriate. In most cases, we and the reviewing agency agree upon the steps to be taken to address the deficiency, and from time to time, we or one or more of our subsidiaries may enter into agreements with regulatory agencies requiring us to take certain corrective action in order to maintain licensure. Serious deficiencies, or failure to comply with any regulatory agreement, may result in the assessment of fines or penalties and/or decertification or delicensure actions by the Center for Medicare and Medicaid Services or state regulatory agencies.

Restrictions on Acquisitions and Additions. All states in which we currently operate have adopted laws or regulations which generally require that a state agency approve us as a provider, and many require a determination that a need exists prior to the addition of covered persons or services.

Cross Disqualifications and Delicensure. In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility or program may subject other facilities and programs under common control or ownership to disqualification from participation in the Medicaid program. Executive Order 12549 prohibits any corporation or facility from participating in federal contracts if it or its principals (including but not limited to officers, directors, owners and key employees) have been debarred, suspended, or declared ineligible, or have been voluntarily excluded from participating in federal contracts. In addition, some state regulators provide that all facilities licensed with a state under common ownership or control are subject to delicensure if any one or more of such facilities are delicensed.

Regulation of Certain Transactions. The Social Security Act, as amended by the Health Insurance Portability and Accountability Act of 1996 (HIPAA), provides for the mandatory exclusion of providers and related persons from participation in the Medicaid program if the individual or entity has been convicted of a criminal offense related to the delivery of an item or service under the Medicaid program or relating to neglect or abuse of residents. Further, individuals or entities may be, but are not required to be, excluded from the Medicaid program in circumstances including, but not limited to, the following: convictions relating to fraud; obstruction of an investigation of a controlled substance; license revocation or suspension; exclusion or suspension from a state or federal health care program; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; or ownership or control by an individual who has been excluded from the Medicaid program, against whom a civil monetary penalty related to the Medicaid program has been assessed, or who has been convicted of a crime described in this paragraph. The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay, or pay any kickback, bribe, or rebate in return for referring a resident for any item or service, or in return for purchasing, leasing or ordering any good, service or item, for which payment may be made under the Medicaid program. Other provisions in HIPAA proscribe false statements in billing and in meeting reporting requirements and in representations made with respect to the conditions or operations of facilities. A violation of the illegal remuneration statute is a felony and may result in the imposition of criminal penalties, including imprisonment for up to five years and/or a fine of up to $25,000. Further, a civil action to exclude a provider from the Medicaid program could occur. There are also other civil and criminal statutes applicable to the industry, such as those governing false billings and the new health care/services offenses contained in HIPAA, including health care/services fraud, theft or embezzlement, false statements and obstruction of criminal investigation of offenses. Criminal sanctions for these new health care criminal offenses can be severe. Sanctions for fraud offense, for example, include imprisonment for up to 20 years. The agencies administering the Medicaid program have increased their criminal and civil enforcement activity in the prevention of program fraud and abuse, including the payment of illegal remuneration.

Environmental Laws. Certain federal and state laws govern the handling and disposal of medical, infectious, and hazardous waste. Failure to comply with those laws or the regulations promulgated under them could subject an entity covered by these laws to fines, criminal penalties, and other enforcement actions.

OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on us including those protecting employees from exposure to elements such as blood-borne pathogens. We cannot predict the frequency of compliance, monitoring, or enforcement actions to which we may be subject as regulations are implemented and there can be no assurance that such regulations will not adversely affect our operations.

Information Systems

We are continually focused on improving operations in order to improve quality and be cost efficient. We have substantially completed implementing an accounts receivable system, as well as an automated time and attendance management system.

- *Accounts Receivable System.* As of February 28, 2003, we have substantially completed the installation of the system and have converted 99% of the historical information. This system enables us to streamline the billing process by automatically populating required data fields, removing many manual steps required to properly submit bills and therefore improve the timing and collection of accounts receivable. This system enables us to submit complete and accurate bills on a timely and frequent basis thereby reducing days sales outstanding and improving cash flow.

- *Time and Attendance Management System.* As of February 28, 2003, we have approximately 70% of our employees using the system. The challenge of monitoring the worked labor hours and cost of our approximately 29,000 full-time and part-time employees as well as paid time off costs prompted us to automate our time and attendance processes. This system enables us to staff our facilities more efficiently and better manage these resources resulting in reduced overtime and the need for temporary staffing.

Insurance

We maintain professional and general liability, auto, workers' compensation and other business insurance coverages. Our program for professional and general liability coverages provided for a $250,000 deductible per occurrence and claims limits of $4.8 million per occurrence up to a $6.0 million annual aggregate limit in 2002. Property insurance coverages include a $100,000 deductible per occurrence. Additionally, the program for auto insurance provides for a deductible of $250,000 per occurrence and claim limits of $2.0 million per occurrence. We are self-insured above these limits. Our workers' compensation coverage provides for a $1.0 million deductible per occurrence and claims up to statutory limits. All of our business insurance programs are due for renewal July 1, 2003. We currently anticipate cost increases of approximately 15% in the policy period beginning July 1, 2003 compared to 2002. We have implemented increased risk management initiatives and believe our insurance coverages and self-insurance reserves are adequate for our current operations. However, there can be no assurance that any potential losses on asserted claims will not exceed such insurance coverages and self-insurance reserves.

Employees

As of December 31, 2002, we employed approximately 29,000 employees. As of that date, we were subject to collective bargaining agreements with approximately 1,200 of our employees. We have not experienced any work stoppages and believe we have good relations with our employees.

Approximately 800 of our employees were represented by a pair of collective bargaining agreements that expired in mid-2001. Since that time, we have attempted to negotiate a new agreement with the union, but negotiations to this point have not been successful. We are aware of various instances where unions have attempted to bring pressure upon a company during collective bargaining negotiations by engaging in negative publicity campaigns concerning company operations unrelated to the collective bargaining negotiations. The union representing these 800 workers is currently engaged in what we believe is such a campaign. Although we do not intend to be influenced in our negotiations by these union activities, we cannot predict what effect, if any, this publicity campaign will have on our operations.

Available Information

ResCare files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports with the Securities and Exchange Commission (SEC). These reports are available at the SEC's website at http://www.sec.gov. Our reports will not be available on our website at http://www.rescare.com until construction of our Investor Relations page on the website is completed. You may also obtain electronic or paper copies of our SEC reports free of charge by contacting our Communications Department, 10140 Linn Station Road, Louisville, Kentucky 40223, (telephone) 502-394-2100 or communications@rescare.com.

Item 2. Properties

As of December 31, 2002, we owned approximately 85 properties and operated facilities and programs at approximately 1,600 leased properties. Other facilities and programs are operated under management contracts.

Item 3. Legal Proceedings

From time to time, we or a provider with whom we have a management agreement, become a party to legal and/or administrative proceedings involving state program administrators and others that, in the event of unfavorable outcomes, may adversely affect revenues and period to period comparisons.

In July 2000, American International Specialty Lines Insurance Company, or AISL, filed a Complaint for Declaratory Judgment against us and certain of our subsidiaries in the U.S. District Court for the Southern District of Texas, Houston Division. In the Complaint, AISL sought a declaration of what insurance coverage was available to ResCare in Cause No. 299291-401; In re: Estate of Trenia Wright, Deceased, et al. v. Res-Care, Inc., et al., which was filed in Probate Court No. 1 of Harris County, Texas (the Lawsuit). After the filing, we entered into an agreement with AISL whereby any settlement reached in the Lawsuit would not be dispositive of whether the claims in the Lawsuit were covered under the insurance policies issued by AISL. AISL thereafter settled the Lawsuit for $9 million. It is our position that: (i) the Lawsuit initiated coverage under policies of insurance in more than one policy year, thus affording adequate coverage to settle the Lawsuit within coverage and policy limits, (ii) AISL waived any applicable exclusions for punitive damages by its failure to send a timely reservation of rights letter and (iii) the decision by the Texas Supreme Court in King v. Dallas Fire Insurance Company, 85 S.W.3d 185 (Tex. 2002) controls. Prior to the Texas Supreme Court's decision in the King case, summary judgment was granted in favor of AISL but the scope of the order was unclear. Based on the King decision, the summary judgment has been set aside and there are currently motions for summary judgment pending by both

AISL and ResCare under consideration. If both motions are denied, it is likely the case would be sent for trial within the next year. Any decision adverse to ResCare would be appealed to the United States Court of Appeals for the Fifth Circuit. We have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter as we do not believe it is probable that an unfavorable outcome will result from this matter. Based on the advice of counsel, we do not believe it is probable that the ultimate resolution of this matter will result in a liability to us nor have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

On September 2, 2001, in a case styled Nellie Lake, Individually as an Heir-at-Law of Christina Zellner, deceased; and as Personal Representative of the Estate of Christina Zellner v. Res-Care, Inc., et al., in the U.S. District Court of the District of Kansas at Wichita, a jury awarded noneconomic damages to Ms. Lake in the amount of $100,000, the statutory maximum, as well as $5,000 for economic loss. In addition, the jury awarded the Estate of Christina Zellner $5,000 of noneconomic damages and issued an advisory opinion recommending an award of $2.5 million in punitive damages. The judge, however, was not required to award the amount of punitive damages recommended by the jury and on February 4, 2002, entered a punitive damage judgment in the amount of $1 million. Based on the advice of counsel, we appealed the award of punitive damages, based on numerous appealable errors at trial and have since settled the case, without any contribution from AISL, for approximately $750,000. Prior to settlement, we filed a Declaratory Judgment action against AISL which is currently pending in the United States District Court for the Western District of Kentucky, Louisville Division, alleging that the policy should be interpreted under Kentucky law, thus affording us coverage. We have since sought leave of court to amend our complaint for breach of contract, bad faith insurance practices, as well as unfair claims practices under applicable Kentucky statutes. In addition, ResCare has filed a motion for judgment on the pleadings in regard to its declaration of rights action. In the interim, AISL has filed a motion to transfer this action to the District of Kansas. ResCare has vigorously resisted this motion and anticipates that it will be denied and the case will remain in Kentucky. Based on the advice of counsel, we believe any damages resulting from this matter are covered by insurance and, accordingly, we have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter. Further, we believe that recovery of the settlement is probable and, therefore we do not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In September 1997, a lawsuit, styled Cause No. 98-00740, Nancy Chesser v. Normal Life of Texas, Inc., and Normal Life, Inc. District Court of Travis County, Texas was filed against a Texas facility operated by the former owners of Normal Life, Inc. and Normal Life of North Texas, Inc., one of our subsidiaries, asserting causes of action for negligence, intentional infliction of emotional distress and retaliation regarding the discharge of residents of the facility. In May 2000, a judgment was entered in favor of the plaintiff awarding the plaintiff damages, prejudgment interest and attorneys' fees totaling $4.8 million. In October 2000, ResCare and AISL entered into an agreement whereby any settlement reached in Chesser and a related lawsuit also filed in the District Court of Travis County, Texas would not be dispositive of whether the claims in those suits were covered under the policies issued by AISL. AISL thereafter settled the suits and filed a Complaint for Declaratory Judgment against Normal Life of North Texas, Inc. and Normal Life, Inc. in the U.S. District Court for the Northern District of Texas, Dallas Division. In the Complaint, AISL seeks a declaration of what insurance coverage is available to ResCare in the lawsuits. It is our position that the lawsuits initiated coverage under the primary policies of insurance, thus affording adequate coverage to settle the lawsuits within coverage and policy limits. The trial of this declaratory judgment action previously scheduled in March 2002 and December 2002 has been postponed. We have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter. Based on the advice of counsel, we do not believe it is probable that the ultimate resolution of this matter will result in a liability to us nor have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In December 1999, a lawsuit styled James Michael Godfrey and Sherry Jo Lusk v. Res-Care, Inc., was filed by the former owners of Access, Inc., one of our subsidiaries, claiming fraud and unfair and deceptive trade practices. On July 29, 2002, a judgment was entered in favor of the plaintiff awarding the plaintiff damages of $990,000 with interest on $330,000 from December 1, 1999. Based on the advice of counsel, we have appealed the award of damages, based on numerous appealable errors at trial. In our opinion, after consulting with outside counsel, substantial grounds exist for a successful appeal. We have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter. Based on the advice of counsel, we do not believe it is probable that the ultimate resolution of this matter will result in a liability to us nor have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

On June 21, 2002, we were notified that our mental health services subsidiary was the subject of an investigation concerning allegations relating to services provided by the subsidiary under various programs sponsored by Medicaid. The subsidiary under investigation is a non-core operation that provides skills training to persons with severe mental illness in five Texas counties. The mental health operation is managed by its founders under a management contract and represents less than 1% of the total revenues of the Disabilities Services division. During the third quarter, we received a Civil Investigative Demand from the Texas Attorney General (TAG) requesting the production of a variety of documents relating to the subsidiary. We are cooperating with the TAG in providing the requested documents and have engaged special counsel to conduct an internal investigation of the allegations. Based on the results of our investigation, we believe that the subsidiary has complied with the applicable rules and regulations governing the provision of mental health services in the State of Texas. Although we cannot predict the outcome of the investigation with certainty, and we have incurred and could continue to incur significant legal expenses in connection with document production and our response to the investigation, we do not believe the ultimate resolution of the investigation should have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In July 2002, Lexington Insurance Company (Lexington) filed a Complaint for Declaratory Action against one of our subsidiaries in the U.S. District Court for the Southern District of Texas, Houston Division. In the Complaint, Lexington sought a declaration of what insurance coverage was available in Cause No. 14763-BH01; William Thurber and Kathy Thurber, et al v. Educare Community Living Corporation – Gulf Coast (EduCare), which was filed in the 23rd Judicial District Court of Brazoria County, Texas. After the filing, we entered into an agreement with Lexington whereby any settlement reached in Thurber would not be dispositive of whether the claims were covered by insurance. Lexington and Educare thereafter contributed \$1.0 million and \$1.5 million, respectively, and settled the lawsuit. Currently, both EduCare and Lexington have motions for summary judgment pending. We expect our contribution to the settlement to be reimbursed by Lexington under the applicable policies. It is our position, after consulting with outside counsel, that the Thurber lawsuit is covered by the primary and umbrella policies issued by Lexington. We have not made any provision in the consolidated financial statements for any potential liability that may result from final adjudication of this matter. Further, we believe that recovery of the settlement is probable and, therefore, we do not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In August 1998, with the approval of the State of Indiana, we relocated approximately 100 individuals from three of our larger facilities to community-based settings. In June 1999, in a lawsuit styled Omega Healthcare Investors, Inc. v. Res-Care Health Services, Inc., the owner of these facilities filed suit against us in U.S. District Court, Southern District of Indiana, alleging in connection therewith breach of contract, conversion and fraudulent concealment. In January 2001 and July 2002, Omega filed amended complaints alleging wrongful conduct in the appraisal process for the 1999 purchase of three other facilities located in Indiana, for conversion of the Medicaid certifications of the 1998 Indiana facilities and a facility in Kentucky that downsized in 1999, and for breach of contract in allowing the Kentucky facility to be closed. On the advice of counsel, we believe that the amount of damages being sought by the plaintiffs is approximately \$27 million, however, it appears the claims for compensatory damages may be duplicative. Omega has filed two motions for partial summary judgment which are pending before the Court and the case is currently set for trial in June 2003. We believe that this lawsuit is without merit and will defend it vigorously. We do not believe it is probable that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In addition, we are a party to various other legal and/or administrative proceedings arising out of the operation of our facilities and programs and arising in the ordinary course of business. We believe that, generally, these claims are without merit. Further, many of such claims may be covered by insurance. We do not believe the results of these proceedings or claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

Defaults Upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the NASDAQ National Market on December 15, 1992, under the symbol "RSCR". As of February 28, 2003, we had approximately 3,900 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

The following table sets forth the reported high and low sale prices for our common stock as reported by NASDAQ.

	2002		2001	
Quarter Ended	**High**	**Low**	**High**	**Low**
March 31	9.600	6.800	7.313	4.500
June 30	8.950	5.000	8.900	3.500
September 30	6.750	4.720	9.800	7.350
December 31	5.050	2.350	9.400	7.790

We currently do not pay dividends and do not anticipate doing so in the foreseeable future.

Item 6. **Selected Financial Data**

The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes.

	Year Ended December 31				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Statement of Income [1]:					
Revenues [2]	$ 919,724	$ 885,715	$ 858,073	$ 816,867	$ 697,420
Operating income [3]	28,480	12,773	47,382	38,639	52,310
Income (loss) from continuing operations	2,676	(4,372)	14,176	9,736	22,932
Net income (loss) [4]	2,676	(4,372)	14,176	6,338	22,932
Basic earnings (loss) per share:					
From continuing operations	$ 0.11	$ (0.18)	$ 0.58	$ 0.40	$ 0.96
Net income (loss)	0.11	(0.18)	0.58	0.26	0.96
Diluted earnings (loss) per share:					
From continuing operations	0.11	(0.18)	0.58	0.39	0.90
Net income (loss)	0.11	(0.18)	0.58	0.25	0.90
Other Financial Data [1]:					
EBITDA [5]	$ 40,342	$ 33,852	$ 69,690	$ 59,746	$ 70,871
EBITDA margin [5]	4.4%	3.8%	8.1%	7.3%	10.2%
EBITDAR [5]	$ 72,554	$ 63,644	$ 94,826	$ 85,545	$ 92,655
EBITDAR margin [5]	7.9%	7.2%	11.1%	10.5%	13.3%
Depreciation and amortization	$ 11,862	$ 21,079	$ 22,308	$ 21,107	$ 18,561
Facility rent [6]	32,212	29,792	25,136	25,799	21,784
Maintenance capital expenditures [7]	8,563	5,497	9,322	12,166	10,734
Selected Historical Ratios: [1] [5] [8] [9]					
Ratio of EBITDAR to interest and facility rent	1.2x	1.3x	2.0x	1.9x	2.5x
Ratio of EBITDA to interest expense	1.5x	1.6x	3.0x	3.0x	4.6x
Ratio of total adjusted debt to EBITDAR	6.1x	8.0x	5.0x	5.8x	4.7x
Ratio of total debt to EBITDA	6.5x	8.0x	3.9x	4.9x	3.7x
Percentage of total debt to total capitalization	59.7%	60.8%	60.5%	64.1%	62.6%
Ratio of earnings to fixed charges	1.1x	0.8x	1.8x	1.7x	2.7x
Balance Sheet Data [1]:					
Working capital	$ 144,546	$ 142,877	$ 122,305	$ 102,141	$ 75,524
Total assets	546,612	534,936	536,771	523,131	493,793
Long-term obligations	261,123	268,014	269,164	285,039	251,682
Total debt, including capital leases	262,424	269,711	272,277	291,713	258,762
Shareholders' equity	177,179	174,129	178,123	163,384	154,587
Operating Data [1]:					
Persons served:					
Disabilities Services	19.8	17.8	16.6	15.9	12.0
Youth Services	1.7	2.1	2.4	2.2	2.0
Training Services	7.4	7.5	7.1	6.1	6.4
Total	28.9	27.4	26.1	24.2	20.4

(1) In June 1999, we completed a merger with PeopleServe, Inc. The transaction was accounted for as a pooling-of-interests. Accordingly, our financial statements have been restated for all periods presented to include the financial condition and results of operations of PeopleServe. Operating data for years prior to merger has not been restated to reflect the operations of PeopleServe.

(2) Effective January 1, 2002, revenues are reported net of provider and gross receipts taxes. The following amounts have been reclassified from facility and program expenses 2002: $14.3 million; 2001: $9.5 million; 2000: $7.7 million; 1999: $7.6 million; 1998: $5.5 million.

(3) Operating income for the year ended December 31, 2002 includes a charge of $14.8 million ($9.5 million net of tax, or $0.39 per share) related to a write off of accounts receivable in the fourth quarter. In addition, we recorded charges of $1.5 million ($1.0 million net of tax, or $0.04 per share) for costs associated with an investigation and closure of a portion of a non-core operation. Further, operating income for 2002 includes gains on the extinguishment of debt of $1.3 million ($0.8 million net of tax, or $0.03 per share). Operating income for the year ended December 31, 2001 includes a restructuring charge of approximately $1.6 million ($0.9 million net of tax, or $0.04 per share) for costs associated with the exit from Tennessee. In addition, we recorded a charge of $22.0 million ($13.2 million net of tax, or $0.54 per share) related to additional reserves for accounts receivable and insurance claims. Operating income for the year ended December 31, 2000 includes the following: (1) a charge of $1.8 million ($1.1 million net of tax, or $0.04 per share) related to the write-off of costs associated with the terminated management-led buyout, (2) a charge of $1.7 million ($1.0 million net of tax, or $0.04 per share) related to our 2000 restructuring plan and (3) a charge of $0.6 million for the settlement of a lawsuit. Operating income for 1999 includes the following: (1) an additional allowance for doubtful accounts of $8.0 million, (2) a charge of $2.5 million related to higher medical claims costs and (3) a charge of $20.5 million ($13.7 million net of tax, or $0.55 per share) recorded in connection with the PeopleServe merger.

(4) Net income for 1999 includes a charge of $3.9 million ($0.16 per share) for the cumulative effect of the adoption of Statement of Position 98-5, *Reporting on the Costs of Start-up Activities*, effective January 1, 1999. Net income also includes a gain recognized on the sale of a discontinued operation of $0.5 million in 1999 ($0.02 per share).

(5) EBITDA is defined as earnings from continuing operations before depreciation and amortization, net interest expense and income taxes. EBITDAR is defined as EBITDA before facility rent. EBITDA margin and EBITDAR margin are defined as EBITDA and EBITDAR, respectively, divided by total revenues. EBITDA and EBITDAR are commonly used as measures of leverage capacity and debt service ability. EBITDA and EBITDAR should not be considered as measures of financial performance under accounting principles generally accepted in the United States, and the items excluded from EBITDA and EBITDAR are significant components in understanding and assessing financial performance. EBITDA and EBITDAR should not be considered in isolation or as alternatives to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because EBITDA and EBITDAR are not measurements determined in accordance with accounting principles generally accepted in the United States and are thus susceptible to varying calculations, EBITDA and EBITDAR as presented may not be comparable to other similarly titled measures of other companies.

A reconciliation of EBITDA to net income (loss) for each year follows:

	2002	2001	2000	1999	1998
			(Dollars in thousands)		
EBITDA	$ 40,342	$ 33,852	$ 69,690	$ 59,746	$ 70,871
Less: Income taxes	(1,506)	1,916	(10,647)	(10,153)	(15,484)
Depreciation and amortization	(11,862)	(21,079)	(22,308)	(21,107)	(18,561)
Interest, net	(24,298)	(19,061)	(22,559)	(18,750)	(13,894)
Net income (loss) as reported	$ 2,676	$ (4,372)	$ 14,176	$ 9,736	$ 22,932

(6) Facility rent is defined as land and building lease expense less amortization of any deferred gain on applicable lease transactions.

(7) Maintenance capital expenditures represent purchases of fixed assets excluding land, buildings, acquisitions of businesses and strategic project costs.

(8) Total adjusted debt is defined as total debt plus annual facility rent times a multiple of eight.

(9) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and amortization of capitalized debt issuance costs and an estimate of interest within rental expense.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We receive revenues primarily from the delivery of residential, training, educational and support services to populations with special needs. We have three reportable operating segments: (i) disabilities services; (ii) youth services and (iii) training services. Management's discussion and analysis of each segment follows. Further information regarding each of these segments, including the disclosure of required segment financial information, is included in Note 9 of the Notes to Consolidated Financial Statements.

Revenues for our Disabilities Services operations are derived primarily from state Medicaid programs and from management contracts with private operators, generally not-for-profit providers, who contract with state government agencies and are also reimbursed under the Medicaid program. We also provide respite, therapeutic and other services on an as-needed basis or hourly basis through our periodic in-home services programs that are reimbursed on a unit-of-service basis. Reimbursement methods vary by state, and service type, and have historically been based on a flat-rate system, cost-based reimbursement system, on a per person per diem, or on a unit-of-service basis. Generally, rates are adjusted annually based upon historical costs experienced by us and by other service providers, or economic conditions and their impact on state budgets. At facilities and programs where we are the provider of record, we are directly reimbursed under state Medicaid programs for services we provide and such revenues are affected by occupancy levels. At most facilities and programs that we operate pursuant to management contracts, the management fee is negotiated See Note 1 of Notes to Consolidated Financial Statements for a further discussion of our revenue recognition policies with respect to Medicaid contracts.

In 1996, we began operating programs for at-risk and troubled youths through our Alternative Youth Services (AYS) and Youthtrack (Youthtrack) subsidiaries. Most of the youth services programs are funded directly by federal, state and local government agencies including school systems. Under these contracts, we are typically reimbursed based on fixed contract amounts, flat-rates or cost-based rates.

We operate 15 vocational training centers under the federal Job Corps program administered by the United States Department of Labor (DOL). Under Job Corps contracts, we are reimbursed for direct facility and program costs related to Job Corps center operations, allowable indirect costs for general and administrative costs, plus a predetermined management fee, normally a fixed percentage of facility and program costs. All of such amounts are reflected as revenue, and all such direct costs are reflected as facility and program costs. Final determination of amounts due under Job Corps contracts is subject to audit and review by the DOL, and renewals and extension of Job Corps contracts are based in part on performance reviews.

Our contract at the Earle C. Clements Job Corps Center in Morganfield, Kentucky expires on April 30, 2003 and was opened to bid in accordance with Job Corps rules. It is expected that the operation will be awarded to another contractor. Annual revenues from the Clements Center are approximately $28 million. Because of the potential for loss of the contract, we did not include the Clements Center operations after April 30, 2003 in preparing our 2003 operating plan and guidance. We do not believe the impact of the anticipated loss of the contract will have a material impact on the results of operations, financial condition or capital requirements for 2003.

On March 24, 2003, we were awarded a new contract to operate the Tulsa Job Corps Center in Tulsa, Oklahoma effective June 1, 2003. Revenue is expected to be $7 million annually.

In January 2003, we purchased the assets of the Education and Training division of Arbor, Inc. (Arbor E&T). Arbor E&T operates job training and placement programs that assist disadvantaged job seekers in finding employment and improving their career prospects. Funded through more than 70 performance-based or fixed-fee contracts from local and state governments, Arbor E&T employs more than 375 staff, including counselors, trainers, career advisors, and job developers. Based in Media, Pennsylvania, Arbor operates 40 career centers in California, Georgia, New Jersey, New York, and Pennsylvania.

Expenses incurred under federal, state and local government agency contracts for disabilities services, Job Corps and other youth services, as well as management contracts with providers of record for such agencies, are subject to examination by agencies administering the contracts and services.

Our revenues and net income may fluctuate from quarter to quarter, in part because annual Medicaid rate adjustments may be announced by the various states inconsistently and are usually retroactive to the beginning of the particular state's fiscal reporting period. We expect that future adjustments in reimbursement rates in most states will consist primarily of cost-of-living adjustments, adjustments based upon reported historical costs of operations, or other negotiated changes in rates. However, in some cases states have revised their rate-setting methodologies, which has resulted in rate decreases as well as rate increases. Additionally, many states in which we operate are experiencing budgetary pressures and certain of these states have initiated service reductions or rate freezes and/or rate reductions. Current initiatives at the federal or state level may materially change the Medicaid program as it now exists. Future revenues may be affected by changes in rate-setting structures, methodologies or interpretations that may be proposed or are under consideration in states where we operate. Also, some states have considered initiating managed care plans for persons currently in Medicaid programs. At this time, we cannot determine the impact of such changes, or the effect of various federal initiatives that have been proposed.

Our facility and program expenses may also fluctuate from period to period, due in large part to changes in labor costs and insurance costs. Labor costs are affected by a number of factors, including the availability of qualified personnel, effective management of our programs, changes in service models and state budgetary pressures. Our insurance costs and self-insured retention limits have risen in recent years, due in large part to the insurance market. We expect our insurance costs to rise approximately 15% in 2003.

Critical Accounting Policies

Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States (GAAP). The preparation of these financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures of commitments and contingencies. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. Management has discussed the development and selection of our critical accounting policies with our Audit Committee.

Valuation of Accounts Receivable

Accounts receivable consist primarily of amounts due from Medicaid programs, other government agencies and commercial insurance companies. An estimated allowance for doubtful accounts receivable is recorded to the extent it is probable that a portion or all of a particular account will not be collected. In evaluating the collectibility of accounts receivable, we consider a number of factors, including historical loss rates, age of the accounts, changes in collection patterns, the status of ongoing disputes with third-party payors, general economic conditions and the status of state budgets. Complex rules and regulations regarding billing and timely filing requirements in various states are also a factor in our assessment of the collectibility of accounts receivable. Actual collections of accounts receivable in subsequent periods may require changes in the estimated allowance for doubtful accounts. Changes in these estimates are charged or credited to the results of operations in the period of the change of estimate.

Reserves for Insurance Risks

We self-insure a substantial portion of our professional and general liability, workers' compensation and health benefit risks. Provisions for losses for these risks are based upon actuarially determined estimates. The allowances for these risks include an amount determined from reported claims and an amount based on past experiences for losses incurred but not reported. Estimates of workers' compensation claims reserves are discounted using an appropriate discount rate (6% at December 31, 2002). These liabilities are necessarily based on estimates and, while we believe that the provision for loss is adequate, the ultimate liability may be more or less than the amounts recorded. The liabilities are reviewed quarterly and any adjustments are reflected in earnings in the period known.

Legal Contingencies

We are a party to numerous claims and lawsuits with respect to various matters. We provide for costs related to contingencies when a loss is probable and the amount is reasonably determinable. We confer with outside counsel in estimating our potential liability for certain legal contingencies. While we believe our provision for legal contingencies is adequate, the outcome of legal proceedings is difficult to predict and we may settle legal claims or be subject to judgments for amounts that exceed our estimates.

Valuation of Long-lived Assets

We regularly review the carrying value of certain long-lived assets with respect to any events or circumstances that indicate a possible inability to recover their carrying amount. Indicators of impairment include, but are not limited to, loss of contracts, significant census declines, reductions in reimbursement levels and significant litigation. Our evaluation is based on cash flow, profitability and projections that incorporate current or projected operating results, as well as significant events or changes in the environment. If circumstances suggest the recorded amounts cannot be recovered, the carrying values of such assets are reduced to fair value based upon various techniques to estimate fair value. We recorded no significant asset valuation losses during 2002, 2001 or 2000.

Goodwill and Intangible Assets

We review costs of purchased businesses in excess of net assets acquired (goodwill), and intangible assets for impairment at least annually, unless changes in circumstances indicate an impairment may have occurred sooner. We are required to test goodwill on a reporting unit basis. A reporting unit is the operating segment unless, for businesses within that operating segment, discrete financial information is prepared and regularly reviewed by management, in which case such a component business is the reporting unit. We use a fair value approach to test goodwill for impairment and recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its fair value. Fair values are established using comparative market multiples. As appropriate, discounted cash flows are used to corroborate comparative market multiple results.

Revenue Recognition

Disabilities Services: Revenues are derived primarily from state Medicaid programs and from management contracts with private operators, generally not-for-profit providers, who contract with state government agencies and are also reimbursed under the Medicaid programs. Revenues are recorded at rates established at or prior to the time services are rendered.

Training Services: Revenues include amounts reimbursable under cost reimbursement contracts with the DOL for operating Job Corps centers. The contracts provide reimbursement for all facility and program costs related to Job Corps center operations, allowable indirect costs for general and administrative costs, plus a predetermined management fee, normally a fixed percentage of facility and program costs. For certain of our current contracts and any contract renewals, the management fee is a combination of fixed and performance-based. Final determination of amounts due under the contracts is subject to audit and review by the DOL.

Youth Services: Juvenile treatment revenues are derived primarily from state-awarded contracts from state agencies under various reimbursement systems. Reimbursement from state or locally awarded contracts varies per facility or program, and is typically paid under fixed contract amounts, flat rates, or cost-based rates.

Laws and regulations governing the government programs and contracts are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. For each operating segment, expenses are subject to examination by agencies administering the contracts and services. We believe that adequate provisions have been made for potential adjustments arising from such examinations.

Results of Operations

	Year Ended December 31		
	2002	2001	2000
	(Dollars in thousands)		
Revenues:			
Disabilities Services	$ 717,335	$ 690,187	$ 672,906
Youth Services	55,975	58,874	61,295
Training Services	146,414	136,654	123,872
Consolidated	$ 919,724	$ 885,715	$ 858,073
Labor Cost as % of Revenue:			
Disabilities Services	63.6%	63.1%	62.4%
Youth Services	59.7%	58.6%	57.4%
Training Services	51.9%	49.9%	48.0%
Consolidated	63.5%	62.2%	62.0%
Segment Profit:			
Disabilities Services	$ 47,983	$ 35,470	$ 63,939
Youth Services	1,996	691	4,809
Training Services	15,367	14,192	13,544
Corporate and Other	(36,866)	(37,580)	(34,910)
Consolidated	$ 28,480	$ 12,773	$ 47,382
Segment Profit Margin:			
Disabilities Services	6.7%	5.1%	9.5%
Youth Services	3.6%	1.2%	7.8%
Training Services	10.5%	10.4%	10.9%

Consolidated

Consolidated revenues for 2002 increased 4% over 2001, attributable primarily to growth in our periodic in-home services and opening 164 new homes. Revenues grew 3% in 2001 over 2000 resulting primarily from the expansion of existing programs. We expect to add a similar number of new homes in 2003 which should result in revenue growth for the year, despite the absence of Medicaid rate increases due to state budgetary constraints. See "Certain Risk Factors," below.

Operating income increased to $28.5 million in 2002 from $12.8 million in 2001 due primarily to charges that were present in 2001 but not in 2002. Operating income for 2002 was positively impacted by a pretax gains of approximately $1.3 million realized on the extinguishment of debt, an arbitration award of approximately $285,000 and a favorable adjustment of $311,000 resulting from changing our estimated useful lives of our accounts receivable and time and attendance systems. Operating income for 2001 included goodwill amortization of $8.0 million, a charge of $6.5 million for workers' compensation losses and special charges of $1.7 million, primarily related to the closure of certain operations, none of which were recorded in 2002. As a result of these charges, as well as a 2001 charge of $15.5 million for doubtful accounts receivable, 2001 operating income decreased $34.6 million from 2000. General and administrative expenses also increased significantly in 2001 over 2000 with the implementation of systems and management infrastructure.

Our operating results for 2002 as compared to 2001 reflect continued cost pressures from a competitive labor market in certain regions. We continued several initiatives to manage these labor cost pressures, including enhanced recruitment and retention programs in order to reduce the need for overtime and temporary staffing, evaluating and monitoring staff patterns and negotiating improved reimbursement rates from certain states. Additionally, we have substantially completed deployment of an automated time and attendance management system which will enable us to more efficiently staff our facilities and monitor staffing, resulting in reduced overtime and temporary staffing. Labor costs as a percentage of revenue increased in 2002 compared to 2001 as the effect of wage pass-throughs and growth in periodic in-home services increased that percentage.

As a percentage of total revenues, corporate general and administrative expenses were 3.9% in 2002, 3.8% in 2001 and 3.3% in 2000. The increase in 2002 over 2001 and 2000 was due primarily to expanding the management infrastructure during 2001, and increased professional services costs and legal expenses.

Depreciation and amortization decreased significantly in 2002 as compared to 2001 and 2000 as we no longer amortize goodwill. Goodwill amortization was $8.0 million and $8.1 million in 2001 and 2000, respectively.

Interest expense increased $5.3 million in 2002 compared to 2001 and decreased $2.6 million in 2001 compared to 2000. The increase in 2002 compared to 2001 is due principally to a full year of interest on the senior notes issued in November 2001. The decrease in 2001 resulted primarily from lower levels of indebtedness under the previous credit facility during the year and lower interest rates, offset to some extent by indebtedness under the senior notes.

Our effective income tax rates were 36.0%, 30.5% and 42.9% in 2002, 2001 and 2000, respectively. The effective tax rate in 2002 approximated the statutory rate considering the impact of state taxes and the benefit of jobs credits. The lower rate in 2001 is attributable to a reported loss combined with a fixed level of nondeductible goodwill amortization. Reduced earnings combined with a fixed level of nondeductible goodwill amortization negatively impacted the rate for 2000, offset to an extent by increased jobs tax credits.

In our discussion below of each of the operating segments, we make reference to segment profit before specified items. We use segment profit before specified items as a key performance measure of our results of operations for purposes of evaluating performance internally. This is not a measure defined in GAAP and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. A reconciliation of segment profit before specified items to segment profit determined in accordance with GAAP, as well as a summary of the specified items follows the discussion of results of operations [(1)].

Disabilities Services

Disabilities Services revenues increased by 4% in 2002 over 2001 compared to a 3% increase in 2001 over 2000. Revenues increased in 2002 from the addition of 164 new homes and growth in our periodic in-home services. Revenues increased in 2001 over 2000 due primarily to rate adjustments and the expansion of existing programs, offset by the loss of revenues from the cessation of certain operations in Tennessee in early 2001. Segment profit margin for this division increased from 5.1% in 2001 to 6.7% in 2002, due primarily to the effect of the workers' compensation charge allocated to this division in 2001, offset by income of $0.8 million related to a bequest from an estate. This charge was also primarily attributable to the decline in segment profit margin for the division from 2000 to 2001. Before these specified items, segment profit margin was 8.9% in 2002, 9.2% in 2001 and 10.5% in 2000. The declines were principally due to higher insurance costs in 2002. In 2001, the decline was due also to higher labor costs, offset by improved margins on periodic in-home services.

Youth Services

Youth Services revenues decreased by 5% in 2002 over 2001 and 4% in 2001 over 2000, resulting primarily from reduced census at certain Youthtrack operations. Segment profit margin for this division increased from 1.2% in 2001 to 3.6% in 2002, due in part to the workers' compensation charge allocated to this division in 2001, as well as the closure of under-performing programs during 2002. The workers' compensation charge was also partially responsible for the decline in segment profit margin for the division from 2000 to 2001. Before these specified items, segment profit margin was 4.6% in 2002, 4.0% in 2001 and 7.3% in 2000. Segment profit margin before specified items declined significantly in 2001 from 2000 due to census issues throughout the division and labor cost pressures. Improved management and the closure of under-performing programs during 2002 resulted in increased margins before specified items in 2002 compared to 2001. During 2002, we experienced a decline in the number of persons served in our youth programs of approximately 400 youths. This was a result of the closure of certain underperforming programs and reduced placements from certain of the states in which we operate. We believe the reductions reflect the funding priorities of these states in response to budgetary pressures.

Training Services

Training Services revenues increased 7% in 2002 over 2001 and 10% in 2001 over 2000. Segment profit margin for this division remained stable at 10.5% in 2002 compared to 10.4% in 2001. Before the specified items discussed above, segment profit margin was 10.5% in 2002, 10.7% in 2001 and 11.0% in 2000.

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(1) Management uses segment profit before the specified items noted in the table below, among other standards, to measure operating performance. We have added this information because we believe it assists in understanding our results of operations on a comparative basis. This supplements, and is not intended to represent a measure of performance in accordance with disclosures required by GAAP. A reconciliation of segment profit before the specified items to segment profit as reported under GAAP follows. See the discussion below for an explanation of the items included in this table.

	Year Ended December 31		
	2002	2001	2000
	(Dollars in thousands)		
Segment profit, before specified items:			
Disabilities Services	$ 63,643	$ 63,312	$ 70,977
Youth Services	2,572	2,379	5,495
Training Services	15,367	14,608	13,564
Corporate and Other	(38,139)	(35,904)	(30,568)
Consolidated	$ 43,443	$ 44,395	$ 59,468
Segment profit, as reported	$ 28,480	$ 12,773	$ 47,382
Specified items:			
Provision for doubtful accounts receivable	14,764	15,500	—
Non-core operation costs	1,476	—	—
Gains on debt extinguishment	(1,277)	—	—
Workers' compensation charge	—	6,500	—
Closure charge for Tennessee	—	1,595	—
Costs for terminated management led buyout	—	—	1,757
Restructuring costs	—	—	1,673
Settlement of lawsuit	—	—	600
Amortization of goodwill	—	8,027	8,056
Segment profit, before specified items	$ 43,443	$ 44,395	$ 59,468

During the periods presented, we recorded the following items. These specified items are broken out in the table below to more clearly provide a basis for comparison between periods.

	Statement of Income Line Item Impacted	Pre-tax Income Impact	Net Income Impact	Diluted Earnings per Share Impact
		(In thousands, except per share data)		
Year Ended December 31, 2002:				
Write-off of doubtful accounts receivable [1]	Facility and program expenses	$ (14,764)	$ (9,522)	$ (0.39)
Costs associated with non-core operation [2]	Facility and program expenses	(1,476)	(952)	(0.04)
Gains on debt extinguishment [3]	Other income	1,277	823	0.04
		$ (14,963)	$ (9,651)	$ (0.39)
Year Ended December 31, 2001:				
Allowance for doubtful accounts receivable [4]	Facility and program expenses	$ (15,500)	$ (9,319)	$ (0.38)
Accrual for workers' compensation [5]	Facility and program expenses	(6,500)	(3,908)	(0.16)
Amortization of goodwill [6]	Depreciation and amortization	(8,027)	(6,262)	(0.26)
Closure charge [7]	Special charges	(1,595)	(901)	(0.04)
		$ (31,622)	$ (20,390)	$ (0.84)
Year Ended December 31, 2000:				
Costs associated with terminated buyout [8]	Special charges	$ (1,757)	$ (1,028)	$ (0.04)
Restructuring costs [9]	Special charges	(1,673)	(979)	(0.04)
Settlement of lawsuit [10]	Special charges	(600)	(409)	(0.02)
Amortization of goodwill [6]	Depreciation and amortization	(8,056)	(6,294)	(0.26)
		$ (12,086)	$ (8,710)	$ (0.36)

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(1) - The $14.8 million accounts receivable write-off in the fourth quarter eliminates substantially all trade receivables with dates of service 2000 and prior. We wrote-off the amounts after consideration of the deterioration in various states' budgets and the resulting impact on opportunities for collection.

(2) - The non-core operation charge relates to costs associated with an investigation and closure of certain units of a non-core operation which provides skills training to persons with severe mental illness in five Texas counties. The mental health operation is managed by its founders under a management contract and represents less than 1% of the total revenues of the Disabilities Services division. The charge includes amounts necessary to close the operations in two of the five counties and for legal fees incurred to respond to the inquiries discussed in the Legal Proceedings section.

(3) - During 2002, we completed transactions to redeem $6.0 million of the 6% convertible notes resulting in gains on extinguishment of debt of approximately $1.3 million.

(4) - In the fourth quarter of 2001, we recorded an additional provision for losses on accounts receivable of $15.5 million as a result of information obtained during the implementation of the new accounts receivable information system.

(5) - In the fourth quarter of 2001, we recorded an additional provision for insurance claims for workers' compensation of $6.5 million based on studies of its experience.

(6) - Effective January 1, 2002, we adopted SFAS 142 and are no longer amortizing goodwill.

(7) - In the first quarter of 2001, we recorded a charge of $1.6 million related to the write-off of assets and costs associated with the cessation of certain operations in Tennessee.

(8) - During 2000, we recorded a charge of $1.8 million related to the write-off of costs associated with the terminated management-led buyout.

(9) - During 2000, we recorded a charge of $1.7 million related to our 2000 restructuring plan implemented in the third quarter of 2000.

(10) - During 2000, we recorded a charge of $0.6 million related to the settlement of a lawsuit.

Financial Condition

Total assets increased 2% in 2002 as compared to 2001, with variances occurring in several accounts. Improved collections of accounts receivable contributed to increased cash. The write-off of accounts receivable resulted in a decrease in the net accounts receivable balances and an increase in refundable income taxes due to the tax benefit of these write-offs. Goodwill increased from the prior years as a result of acquisitions and other assets decreased due to a combination of cash collections and certain write-offs.

Long-term debt decreased as a result of the redemption of a portion of the convertible subordinated notes.

Liquidity and Capital Resources

During the year ended December 31, 2002, cash provided by operating activities was $36.0 million compared to $11.9 million for 2001 and $39.3 million for 2000. The increase in 2002 from 2001 was due primarily to higher profitability in 2002, a greater increase in accrued expenses than 2001, and less taxes paid in 2002 than 2001. Additionally, accounts receivable before the non-cash charge decreased year over year due to improved cash collections contributing to an increase in operating cash flow. The decrease in cash flow from operations in 2001 from 2000 was due primarily to a growth in accounts receivable due to revenue growth.

Days revenue in net accounts receivable were 48 days at December 31, 2002, compared to 53 days at December 31, 2001 and 59 days at December 31, 2000. Net accounts receivable at December 31, 2002 decreased to $124.6 million, compared to $132.2 million at December 31, 2001 and $142.8 million at December 31, 2000. The improvement in 2002 over 2001 reflects the fourth quarter write-off of $14.8 million recorded in 2002 and improved collections. The decrease in these amounts in 2001 over 2000 was primarily related to the additional reserve recorded in 2001. Of the total net accounts receivable balance at December 31, 2002, approximately 3% is greater than 360 days.

During the years ended December 31, 2002, cash used in investing activities was $16.1 million primarily for purchases of property and equipment, while in 2001 and 2000, cash provided by investing activities was $16.9 million and $6.7 million, respectively. Cash provided by investing activities in 2001 resulted primarily from the sale and leaseback of certain of our owned properties with cash proceeds of $26.3 million. Proceeds from these activities were being used primarily to pay down amounts owed under our previous credit facility.

Financing activities for 2002 resulted in the use of cash amounting to $6.8 million, primarily related to the redemption of debt during the year. Financing activities used cash of $3.3 million in 2001 reflecting pay downs of the credit facility from the sale-leaseback proceeds and used cash of $19.7 million in 2000 to fund working capital needs.

Our capital requirements relate primarily to the working capital needed for general corporate purposes and our plans to expand through the development of new facilities and programs. We have historically satisfied our working capital requirements, capital expenditures and scheduled debt payments from our operating cash flow and utilization of our credit facility. Cash requirements for the acquisition of new business operations have generally been funded through a combination of these sources, as well as the issuance of long-term obligations and common stock.

On November 15, 2002, we completed an amendment to our $80 million credit facility with National City Bank (NCB facility). The amendment revises the calculation of certain financial covenants. As of December 31,

2002, we had no borrowings under our $80 million credit facility with National City Bank (NCB facility) and outstanding letters-of-credit of approximately $39.7 million. As of December 31, 2002, in addition to cash and cash equivalents of $72.1 million, we had approximately $39.0 million available under the NCB facility. The NCB facility expires in September 2004. The facility also contains various financial covenants relating to indebtedness, capital expenditures, acquisitions and dividends and requires us to maintain specified ratios with respect to fixed charge coverage, leverage, cash flow from operations and net worth. Additionally, the agreement places limits on the allowable amount of judgments or orders for the payment of money by a court of law. We are in compliance with our debt covenants as of December 31, 2002. Our ability to achieve the thresholds provided for in the financial covenants largely depends upon the maintenance of continued profitability and/or reductions of amounts borrowed under the facility, and continued cash collections.

We believe sources of funds described above, in addition to cash generated from operations and amounts remaining available under our credit facility, will be sufficient to meet our working capital, planned capital expenditure and scheduled debt repayment requirements for the next twelve months. Our 6% convertible notes are due in December 2004. We are currently evaluating various sources of funds and strategies to repay these notes.

Contractual Obligations and Commitments

Information concerning our contractual obligations and commercial commitments follows (in thousands):

Contractual Obligations	Payments Due by Period Twelve Months Ending December 31,					
	Total	2003	2004	2005	2006	Thereafter
Long-Term Debt	$ 258,707	$ 329	$ 92,605	$ 15,628	$ 31	$ 150,114
Capital Lease Obligations	3,717	972	568	267	290	1,620
Operating Leases	148,450	26,310	21,125	17,656	13,679	69,680
Total Contractual Cash Obligations	$ 410,874	$ 27,611	$ 114,298	$ 33,551	$ 14,000	$ 221,414

Other Commercial Commitments	Total Amounts Committed	Amount of Commitments Expiring per Period Twelve Months Ending December 31,				
		2003	2004	2005	2006	Thereafter
Standby Letters of Credit	$ 39,654	$ 39,654	—	—	—	—

Certain Risk Factors

We derive virtually all of our revenues from federal, state and local government agencies, including state Medicaid programs. Our revenues therefore are determined by the size of the governmental appropriations for the services we provide. Budgetary pressures, as well as economic, industry, political and other factors, could influence governments not to increase and possibly to decrease appropriations for these services, which could reduce our margins materially. Future federal or state initiatives could institute managed care programs for persons we serve or otherwise make material changes to the Medicaid program as it now exists. Federal, state and local government agencies generally condition their contracts with us upon a sufficient budgetary appropriation. If a government agency does not receive an appropriation sufficient to cover their contractual obligations with us, they may terminate a contract or defer or reduce our reimbursement. The loss of, or reduction of, reimbursement under our contracts could have a material adverse effect on our operations. This is mitigated by the fact that we operate in 32 states. For 2003, we anticipate an aggregate rate decrease of 0.5% for our Disabilities Services division.

Our historical growth in revenues has been directly related to increases in the number of individuals served in each of our operating segments. This growth has depended largely upon development-driven activities, including the acquisitions of other businesses or facilities, the acquisition of management contract rights to operate facilities, the award of contracts to open new facilities or start new operations or to assume management of facilities previously operated by governmental agencies or other organizations, and the extension or renewal of contracts previously awarded to us. Our future revenues will depend primarily upon our ability to maintain, expand and renew existing service contracts and existing leases, and to a lesser extent upon our ability to obtain additional contracts to provide services to the special needs populations we serve, whether through awards in response to requests for proposals for new programs, in connection with facilities being privatized by governmental agencies, or by selected acquisitions. Our Job Corps contracts are re-bid, regardless of operating performance, every five years. We may not be successful in bidding for contracts to operate, or to continue operating, Job Corps centers. Changes in the market for services and contracts, including increasing competition, transition costs or costs to implement awarded contracts, could adversely affect the timing and/or viability of future development activities. Additionally, many of our contracts are subject to state or federal government procurement rules and procedures; changes in procurement policies that may be adopted by one or more of these agencies could also adversely affect our ability to obtain and retain these contracts.

Our revenues and operating profitability depend on our ability to maintain our existing reimbursement levels, to obtain periodic increases in reimbursement rates to meet higher costs and demand for more services, and to receive timely payment from applicable government agencies. If we do not receive or cannot negotiate increases in reimbursement rates at approximately the same time as our costs of providing services increase, our revenues and profitability could be adversely affected. Changes in how federal and state government agencies operate reimbursement programs can also affect our operating results and financial condition. Government reimbursement, group home credentialing and MR/DD client Medicaid eligibility and service authorization procedures are often complicated and burdensome, and delays can result due to, among other reasons, documentation securing necessary eligibility paperwork between agencies. These reimbursement and procedural issues occasionally cause us to have to resubmit claims several times before payment is remitted and are primarily responsible for our aged receivables. Changes in the manner in which state agencies interpret program policies and procedures, and review and audit billings and costs could also affect our business, results of operations, financial condition and our ability to meet obligations under our indebtedness.

Our cost structure and ultimate operating profitability are directly related to our labor costs. Labor costs may be adversely affected by a variety of factors, including limited availability of qualified personnel in each geographic area, local competitive forces, the effective utilization of our labor force, changes in minimum wages or other direct personnel costs, strikes or work stoppages by employees represented by labor unions, and changes in client services models, such as the trends toward supported living and managed care. The difficulty experienced in hiring direct service staff and nursing staff in certain markets from time to time has resulted in higher labor costs in some of our operating units. These higher labor costs are associated with increased overtime, recruitment and retention, training programs, and use of temporary staffing personnel and outside clinical consultants.

Additionally, the maintenance and expansion of our operations depend on the continuation of trends toward downsizing, privatization and consolidation and our ability to tailor our services to meet the specific needs of the populations we serve. Our success in a changing operational environment is subject to a variety of political, economic, social and legal pressures. Such pressures include a desire of governmental agencies to reduce costs and increase levels of services; federal, state and local budgetary constraints; and actions brought by advocacy groups and the courts to change existing service delivery systems. Material changes resulting from these trends and pressures could adversely affect the demand for and reimbursement of our services and our operating flexibility, and ultimately our revenues and profitability.

Media coverage of the industry, including operators of facilities and programs for persons with mental retardation and other developmental disabilities, has from time to time included reports critical of the current trend toward privatization and of the operation of certain of these facilities and programs. Adverse media coverage about providers of these services in general and us, in particular, could lead to increased regulatory scrutiny in some areas, and could adversely affect our revenues and profitability by, among other things, adversely affecting our ability to obtain or retain contracts, discouraging government agencies from privatizing facilities and programs; increasing regulation and resulting compliance costs; or discouraging clients from using our services.

In recent years, changes in the market for insurance, particularly for professional and general liability coverage, have made it more difficult to obtain insurance coverage at reasonable rates. As a result, our insurance program costs for 2002 and 2001 were higher than in previous years. Our self-insured retentions have also increased. We expect our insurance costs to rise approximately 15% in 2003. The professional and general liability coverage provides for a $250,000 deductible per occurrence, and claims limits of $4.8 million per occurrence up to a $6 million annual aggregate limit. Our workers' compensation coverage provides for a $1.0 million deductible per occurrence, and claims up to statutory limits. We utilize historical data to estimate our reserves for our insurance programs. If losses on asserted claims exceed the current insurance coverage and accrued reserves, our business, results of operations, financial condition and ability to meet obligations under our indebtedness could be adversely affected.

The collection of accounts receivable is a significant management challenge and requires continual focus. Until recently, many of our accounts receivable controls were managed through manual procedures. We have expended significant effort and resources to implement a new accounts receivable system which was substantially in place at the end of 2002. The limitations of some state information systems and procedures, such as the inability to receive documentation or disperse funds electronically, may limit the benefits we derive from our new systems. We must maintain or improve our controls and procedures for managing our accounts receivable billing and collection activities if we are to collect our accounts receivable on a timely basis. An inability to do so could adversely affect our business, results of operations, financial condition and ability to satisfy our obligations under our indebtedness.

Our financial results depend on timely billing of payor agencies, effectively managing collections, and efficiently utilizing our personnel to manage labor costs. We have substantially completed the new accounts receivable system and an interactive automated time and attendance management system that we believe will improve our management of these functions, improve our collections experience, and reduce our operating expenses. Our financial results and condition may be adversely affected if we do not realize the anticipated benefits from our investment in these new systems.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations and maintain compliance with various financial covenants contained in our debt arrangements will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations and maintain covenant compliance, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We can provide no assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flow to satisfy our debt obligations, maintain covenant compliance or refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations under our indebtedness.

We must comply with comprehensive government regulation of our business, including statutes, regulations and policies governing the licensing of our facilities, the quality of our service, the revenues we receive for our services, and reimbursement for the cost of our services. If we fail to comply with these laws, we can lose contracts and revenues, thereby harming our financial results. State and federal regulatory agencies have broad discretionary powers over the administration and enforcement of laws and regulations that govern our operations. A material violation of a law or regulation could subject us to fines and penalties and in some circumstances could disqualify some or all of the facilities and programs under our control from future participation in Medicaid or other government programs. With the effectiveness of HIPAA, the potential penalties could increase. Furthermore, future regulation or legislation affecting our programs may require us to change our operations significantly or incur increased costs.

Our success in obtaining new contracts and renewals of our existing contracts depends upon maintaining our reputation as a quality service provider among governmental authorities, advocacy groups for persons with developmental disabilities and their families, and the public. We also rely on government entities to refer clients to our facilities and programs. Negative publicity, changes in public perception, the actions of consumers under our care or investigations with respect to our industry, operations or policies could increase government scrutiny, increase compliance costs, hinder our ability to obtain or retain contracts, reduce referrals, discourage privatization of facilities and programs, and discourage clients from using our services. Any of these events could have a material adverse effect on our financial results and condition.

Our management of residential, training, educational and support programs for our clients exposes us to potential claims or litigation by our clients or other persons for wrongful death, personal injury or other damages resulting from contact with our facilities, programs, personnel or other clients. Regulatory agencies may initiate administrative proceedings alleging violations of statutes and regulations arising from our programs and facilities and seeking to impose monetary penalties on us. We could be required to pay substantial amounts of money in damages or penalties arising from these legal proceedings and some awards of damages or penalties may not be covered by any insurance. If our third-party insurance coverage and self-insurance reserves are not adequate to cover these claims, it could have a material adverse effect on our business, results of operations, financial condition and ability to satisfy our obligations under our indebtedness.

Expenses incurred under federal, state and local government agency contracts for disabilities services, Job Corps and other youth services, as well as management contracts with providers of record for such agencies, are subject to examination by agencies administering the contracts and services.

Our revenues and net income may fluctuate from quarter to quarter, in part because annual Medicaid rate adjustments may be announced by the various states inconsistently and are usually retroactive to the beginning of the particular state's fiscal reporting period. We expect that future adjustments in reimbursement rates in most states will consist primarily of cost-of-living adjustments, adjustments based upon reported historical costs of operations, or other negotiated increases. However, in some cases states have revised their rate-setting methodologies, which has resulted in rate decreases as well as rate increases. Future revenues may be affected by changes in rate-setting structures, methodologies or interpretations that may be proposed or are under consideration in states where we operate. Also, some states have considered initiating managed care plans for persons currently in Medicaid programs. At this time, we cannot determine the impact of such changes, or the effect of various federal initiatives that have been proposed.

Impact of Recently Issued Accounting Standards

See Note 1 to the Notes to Consolidated Financial Statements.

Forward-Looking Statements

Statements in this report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, we expect to make such forward-looking statements in future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval. These forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share, capital structure and other financial items; (2) statements of plans and objectives of ResCare or our management or Board of Directors; (3) statements of future actions or economic performance, including development activities; and (4) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "plans," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Some of the events or circumstances that could cause actual results to differ from those discussed in the forward-looking statements are discussed in the "Certain Risk Factors" section above. Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date on which such statement is made.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

While we are exposed to changes in interest rates as a result of our outstanding variable rate debt, we do not currently utilize any derivative financial instruments related to our interest rate exposure. At December 31, 2002, we had variable rate debt outstanding of approximately $2.0 million as compared to $2.4 million outstanding at December 31, 2001. Accordingly, we do not presently believe we have material exposure to market risk. Our exposure to market risk may change if we utilize our NCB facility in 2003.

Item 8. Financial Statements and Supplementary Data

Refer to pages F-1 through F-25.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Items 10, 11, 12 and 13. Directors and Executive Officers of the Registrant; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management; and Certain Relationships and Related Transactions.

The information required by these Items is omitted because we are filing a definitive proxy statement pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report which includes the required information. The required information contained in our proxy statement is incorporated herein by reference.

Item 14. Controls and Procedures

ResCare has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 within 90 days prior to the filing date of this Annual Report on Form 10-K. Based on the evaluation, performed under the supervision and with the participation of ResCare's management, including the Chairman and Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), ResCare's management, including the CEO and CFO, concluded that ResCare's disclosure controls and procedures are effective.

There have been no significant changes in or corrective actions with respect to ResCare's internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

PART IV

Item 15. Exhibits, Consolidated Financial Statement Schedules and Reports on Form 8-K.

(a)(1) Index to Consolidated Financial Statements and Financial Statement Schedules:

[1] All other financial statement schedules have been omitted, as the required information is inapplicable or the information is presented in the financial statements or related notes.

(a)(2) Index to Exhibits:

3.1 Amended and Restated Articles of Incorporation of the Company dated December 18, 1992 incorporating the Amendment to Amended and Restated Articles of Incorporation dated May 29, 1997. Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 is hereby incorporated by reference.

3.2 Amended and Restated Bylaws of the Company. Exhibit 4.5 to the Company's Registration Statement on Form S-8 (Reg. No. 333-50726) is hereby incorporated by reference.

4.1 Indenture dated November 15, 2001, by and among Res-Care, Inc., the Guarantors named therein and National City Bank, as trustee, relating to the Company's $150,000,000 10 5/8% Senior Notes due 2008. Exhibit 99.3 to the Company's Current Report on Form 8-K dated November 20, 2001, is hereby incorporated by reference.

4.2 Instrument of Resignation, Appointment and Acceptance dated February 12, 2002, by among Res-Care, Inc., National City Bank and Wells Fargo Bank Minnesota, National Association. Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 is hereby incorporated by reference.

4.3 Registration Rights Agreement dated November 15, 2001, by and among Res-Care, Inc., the Guarantors named therein and the initial purchasers named therein, relating to the Company's 10 5/8% Senior Notes due 2008. Exhibit 99.4 to the Company's Current Report on Form 8-K dated November 20, 2001, is hereby incorporated by reference.

4.4 Article VI of the Amended and Restated Articles of Incorporation of the Company included in Exhibit 3.1.

(a)(2) Index to Exhibits (continued):

4.5 Indenture, dated as of November 21, 1997, between the Company and PNC Bank, Kentucky, Inc. relating to the Company's $109,360,000 6.0% Convertible Subordinated Notes due 2004. Exhibit 4.3 to the Company's Registration Statement on Form S-3, (Reg. No. 333-44029) is hereby incorporated by reference.

4.6 Statement of Additional Terms and Conditions dated as of March 15, 1998 relating to $22,000,000 of 5.9% Convertible Subordinated Notes due 2005. (filed herewith)

10.1 1991 Incentive Stock Option Plan of the Company (adopted April 24, 1991, amended and restated as of February 23, 1995). Exhibit 4 to the Company's Registration Statement on Form S-8 (Reg. No. 33-80331) is hereby incorporated by reference.

10.2 Amendment to Amended and Restated 1991 Incentive Stock Option Plan of the Company. Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 is hereby incorporated by reference.

10.3 1993 Non-Employee Directors Stock Ownership Incentive Plan of the Company (adopted October 28, 1993). Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Reg. No. 33-76612) is hereby incorporated by reference.

10.4 Res-Care, Inc. 1998 Omnibus Stock Plan effective June 18, 1998. Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 333-57167) is hereby incorporated by reference.

10.5 1994 Employee Stock Purchase Plan effective July 1, 1995. Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Reg. No. 33-85964) is hereby incorporated by reference.

10.6 Res-Care, Inc. 401(K) Restoration Plan effective December 1, 1995. Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is hereby incorporated by reference.

10.7 Amended and Restated Employment Agreement dated as of October 26, 1995, and amended November 5, 1996, between the Company and Ronald G. Geary. Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 is hereby incorporated by reference.

10.8 Res-Care, Inc. 2000 Stock Option and Incentive Compensation Plan. Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-50726) is hereby incorporated by reference.

10.9 Res-Care, Inc. 2000 Nonemployee Directors Stock Ownership Incentive Plan. Exhibit 4.2 to the Company's Registration Statement on Form S-8 (Reg. No. 333-50726) is hereby incorporated by reference.

10.10 Employment Agreement between the Company and Ralph G. Gronefeld, Jr., dated February 14, 2001. Exhibit 10.10 from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is hereby incorporated by reference.

10.11 Employment Agreement between the Company and Vincent F. Doran, dated August 1, 2000. Exhibit 10.11 from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is hereby incorporated by reference.

(a)(2) Index to Exhibits (continued):

10.12 Employment Agreement between the Company and Paul G. Dunn, dated February 14, 2001. Exhibit 10.12 from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is hereby incorporated by reference.

10.13 Employment Agreement between the Company and L. Bryan Shaul, dated February 16, 2001. Exhibit 10.14 from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is hereby incorporated by reference.

10.14 Employment Agreement between the Company and Katherine W. Gilchrist, dated January 25, 2001. Exhibit 10.15 from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 is hereby incorporated by reference.

10.15 Credit Agreement dated as of November 15, 2001, by and among Res-Care, Inc. and separate subsidiaries, as Borrowers and the lenders named therein as the Lenders, National City Bank of Kentucky as the Agent for the Banks, Bank One, Kentucky, N.A. as syndication agent for the Banks and U.S. Bank, National Association as documentation agent for the Banks. Exhibit 99.2 of the Company's Current Report on Form 8-K dated November 20, 2001 is hereby incorporated by reference.

10.16 First Amendment Agreement dated March 22, 2002 by and among Res-Care, Inc. and separate subsidiaries, as Borrowers in the Credit and Security Agreement, the lending institutions named therein as lenders, National City Bank of Kentucky, as Agent for the Banks, Bank One, Kentucky, N.A., as syndication agent for the Banks and U.S. Bank, National Association as documentation agent for the Banks. Exhibit 10.16 from the Company's Annual Report on Form 10-K for the year ended December 31, 2001 is hereby incorporated by reference.

10.17 Second Amendment Agreement dated November 15, 2002, by and among Res-Care, Inc., and separate subsidiaries as Borrowers, the lending institutions named therein as lenders, and National City Bank of Kentucky, as Agent for the Banks, Bank One, Kentucky, N.A., as syndication agent for the Banks, and U.S. Bank National Association, as documentation agent for the Banks. (filed herewith)

21.1 Subsidiaries of the Company. (filed herewith)

23.1 Consent of Independent Auditors. (filed herewith)

99.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

99.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)

(b) Reports on Form 8-K:

On March 6, 2003, we filed a Current Report on Form 8-K announcing our financial results for the fourth quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RES-CARE, INC

Date: March 27, 2003

By: /s/ Ronald G. Geary
Ronald G. Geary
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald G. Geary Ronald G. Geary	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	March 27, 2003
/s/ L. Bryan Shaul L. Bryan Shaul	Executive Vice President Finance and Administration and Chief Financial Officer	March 27, 2003
/s/ Seymour L. Bryson Seymour L. Bryson	Director	March 27, 2003
/s/ James R. Fornear James R. Fornear	Director	March 27, 2003
/s/ Olivia F. Kirtley Olivia F. Kirtley	Director	March 27, 2003
/s/ Spiro B. Mitsos Spiro B. Mitsos	Director	March 27, 2003
/s/ Vincent D. Pettinelli Vincent D. Pettinelli	Director	March 27, 2003
/s/ Michael J. Foster Michael J. Foster	Director	March 27, 2003
/s/ E. Halsey Sandford E. Halsey Sandford	Director	March 27, 2003
/s/ Steven S. Reed Steven S. Reed	Director	March 27, 2003

I, Ronald G. Geary, certify that:

1. I have reviewed this annual report on Form 10-K of Res-Care, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant, and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

By: /s/ Ronald G. Geary
Ronald G. Geary
Chairman, President and Chief Executive Officer

I, L. Bryan Shaul, certify that:

1. I have reviewed this annual report on Form 10-K of Res-Care, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant, and have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize, and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

By: /s/ L. Bryan Shaul
L. Bryan Shaul
Executive Vice President Finance and Administration and Chief Financial Officer

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation
Community Alternatives Indiana, Inc.	Delaware
Community Alternatives Nebraska, Inc.	Delaware
Community Advantage, Inc.	Delaware
Texas Home Management, Inc.	Delaware
Capital TX Investments, Inc.	Delaware
THM Homes, Inc.	Delaware
Community Alternatives Texas Partner, Inc.	Delaware
Res-Care New Mexico, Inc.	Delaware
Res-Care Ohio, Inc.	Delaware
CATX Properties, Inc.	Delaware
Res-Care California, Inc. d/b/a RCCA Services	Delaware
RSCR California, Inc.	Delaware
Res-Care Kansas, Inc.	Delaware
Res-Care Illinois, Inc.	Delaware
Res-Care Oklahoma, Inc.	Delaware
Youthtrack, Inc.	Delaware
Res-Care Tennessee, Inc.	Delaware
Res-Care Training Technologies, Inc.	Delaware
RSCR West Virginia, Inc.	Delaware
Community Alternatives Virginia, Inc.	Delaware
Community Alternatives Kentucky, Inc.	Delaware
Alternative Youth Services, Inc.	Delaware
Res-Care Aviation, Inc.	Kentucky
Res-Care Premier, Inc.	Delaware
CNC/Access, Inc.	Rhode Island
Community Alternatives Illinois, Inc.	Delaware
Community Alternatives Missouri, Inc.	Missouri
The Academy for Individual Excellence, Inc.	Delaware
Res-Care Other Options, Inc.	Delaware
Creative Networks, L.L.C.	Arizona
Res-Care New Jersey, Inc.	Delaware
Normal Life, Inc.	Kentucky
Res-Care Alabama, Inc.	Delaware
Res-Care Washington, Inc.	Delaware
Southern Home Care Services, Inc.	Georgia
Tangram Rehabilitation Network, Inc.	Texas
PeopleServe, Inc.	Delaware
Arbor E&T, LLC	Kentucky

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Res-Care, Inc.

We consent to incorporation by reference in the registration statements (No. 33-61878), (No. 33-76612), (No. 33-85964), (No. 33-80331), (No. 333-57167), (No. 333-81465) and (No. 333-50726) on Form S-8, (No. 333-75875) and (No. 333-82708) on Form S-4 and (No. 333-23599), (No. 333-32513) and (No. 333-44029) on Form S-3 of Res-Care, Inc. of our report dated March 4, 2003, relating to the consolidated balance sheets of Res-Care, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Res-Care, Inc. Our report refers to changes in the method of accounting in 2002 for goodwill and other intangible assets.

Louisville, Kentucky
March 27, 2003

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Res-Care, Inc. (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald G. Geary, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2003

By: /s/ Ronald G. Geary
Ronald G. Geary
Chairman, President and Chief Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Res-Care, Inc. (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, L. Bryan Shaul, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2003

By: /s/ L. Bryan Shaul
L. Bryan Shaul
Executive Vice President of Finance and Administration and Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

All other financial statement schedules have been omitted, as the required information is inapplicable or the information is presented in the financial statements or related notes.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Res-Care, Inc.:

We have audited the consolidated financial statements of Res-Care, Inc. and subsidiaries as listed in the accompanying index on page F-1. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index on page F-1. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Res-Care, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, Res-Care, Inc. adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Louisville, Kentucky
March 4, 2003

RES-CARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(In thousands, except share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 72,089	$ 58,997
Accounts receivable, net of allowance for doubtful accounts of $7,665 in 2002 and $33,013 in 2001	124,609	132,181
Refundable income taxes	11,890	698
Deferred income taxes	16,621	22,583
Prepaid expenses and other current assets	16,102	12,459
Total current assets	241,311	226,918
Property and equipment, net	61,668	58,779
Goodwill, net	218,256	211,946
Other assets	25,377	37,293
	$ 546,612	$ 534,936
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 33,957	$ 31,731
Accrued expenses	61,507	50,613
Current portion of long-term debt	329	527
Current portion of obligations under capital leases	972	1,170
Total current liabilities	96,765	84,041
Long-term liabilities	84	242
Long-term debt	258,378	264,683
Obligations under capital leases	2,745	3,331
Deferred gains	5,769	7,239
Deferred income taxes	5,692	1,271
Total liabilities	369,433	360,807
Commitments and contingencies		
Shareholders' equity:		
Preferred shares, no par value, authorized 1,000,000 shares, no shares issued or outstanding	—	—
Common stock, no par value, authorized 40,000,000 shares, issued 28,727,027 in 2002 and 2001, outstanding 24,418,336 shares in 2002 and 24,374,872 shares in 2001	47,904	47,870
Additional paid-in capital	29,620	29,280
Retained earnings	99,655	96,979
Total shareholders' equity	177,179	174,129
	$ 546,612	$ 534,936

See accompanying notes to consolidated financial statements.

RES-CARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000
(In thousands, except per share data)

	2002	2001	2000
Revenues	$ 919,724	$ 885,715	$ 858,073
Facility and program expenses	845,316	817,754	755,853
Facility and program contribution	74,408	67,961	102,220
Operating expenses (income):			
Corporate general and administrative	35,410	33,390	28,111
Depreciation and amortization	11,862	21,079	22,308
Special charges	—	1,729	4,149
Other operating expenses (income)	(1,344)	(1,010)	270
Total operating expenses	45,928	55,188	54,838
Operating income	28,480	12,773	47,382
Other expenses (income):			
Interest expense	26,073	20,815	23,446
Interest income	(1,775)	(1,754)	(887)
Total other expenses	24,298	19,061	22,559
Income (loss) before income taxes	4,182	(6,288)	24,823
Income tax expense (benefit)	1,506	(1,916)	10,647
Net income (loss)	$ 2,676	(4,372)	14,176
Basic earnings (loss) per share	$ 0.11	$ (0.18)	$ 0.58
Diluted earnings (loss) per share	$ 0.11	$ (0.18)	$ 0.58
Weighted average number of common shares:			
Basic	24,409	24,357	24,309
Diluted	24,550	24,357	24,354

See accompanying notes to consolidated financial statements.

RES-CARE, INC. AND SUBSIDIARES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000
(In thousands)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2000	24,253	$ 47,796	$ 28,413	$ 87,175	$163,384
Net income	—	—	—	14,176	14,176
Repurchase of common stock	(2)	(8)	—	—	(8)
Exercise of stock options, including related tax benefit	67	45	526	—	571
Balance at December 31, 2000	24,318	47,833	28,939	101,351	178,123
Net loss	—	—	—	(4,372)	(4,372)
Exercise of stock options, including related tax benefit	57	37	341	—	378
Balance at December 31, 2001	24,375	47,870	29,280	96,979	174,129
Net income	—	—	—	2,676	2,676
Exercise of stock options, including related tax benefit	43	34	340	—	374
Balance at December 31, 2002	24,418	$ 47,904	$ 29,620	$ 99,655	$177,179

See accompanying notes to consolidated financial statements.

RES-CARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

(In thousands)

	2002	2001	2000
Operating activities:			
Net income (loss)	$ 2,676	$ (4,372)	$ 14,176
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	11,862	21,079	22,308
Amortization of discount on notes	456	519	659
Deferred income taxes, net	10,383	(7,131)	116
Loss on sale of assets	142	59	627
Special charges	—	1,465	1,457
Provision for losses on accounts receivable	19,566	19,293	3,707
Tax benefit from exercise of stock options	155	32	51
(Gains) losses on extinguishment of debt, net of tax	(1,280)	3	—
Changes in operating assets and liabilities:			
Accounts receivable	(7,856)	(11,138)	(3,184)
Prepaid expenses and other current assets	51	(1,193)	(4,154)
Other assets	(282)	(5,699)	(8,658)
Accounts payable	2,153	4,341	7,636
Accrued expenses	10,774	2,331	4,241
Deferred gains	(1,470)	(1,920)	326
Accrued income taxes	(11,192)	(2,673)	1,529
Long-term liabilities	(158)	(3,047)	(1,493)
Cash provided by operating activities	35,980	11,949	39,344
Investing activities:			
Proceeds from sale of assets	341	26,261	28,671
Purchases of property and equipment	(13,692)	(9,323)	(20,914)
Acquisitions of businesses, net of cash acquired	(2,782)	—	(1,045)
Cash (used in) provided by investing activities	(16,133)	16,938	6,712
Financing activities:			
Net borrowings (repayments) under notes payable to bank	—	(130,000)	(10,802)
Net borrowings (repayments) of long-term debt	(5,679)	127,189	(8,758)
Payments on obligations under capital leases	(1,295)	(841)	(650)
Proceeds received from exercise of stock options	219	347	512
Cash used in financing activities	(6,755)	(3,305)	(19,698)
Increase in cash and cash equivalents	13,092	25,582	26,358
Cash and cash equivalents at beginning of year	58,997	33,415	7,057
Cash and cash equivalents at end of year	$ 72,089	$ 58,997	$ 33,415
Supplemental Disclosures of Cash Flow Information:			
Cash paid for:			
Interest	$ 25,873	$ 19,929	$ 23,771
Income taxes	3,151	9,235	11,073
Supplemental Schedule of Non-cash Investing and Financing Activities:			
Capital lease obligation incurred in connection with asset acquisition	511	876	—
Capital lease obligations converted to operating leases	—	3,891	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Basis of Presentation and Description of Business

The consolidated financial statements include the accounts of Res-Care, Inc. and its subsidiaries. All references in these financial statements to "ResCare," "our company," "we," "us," or "our" mean Res-Care, Inc. and, unless the context otherwise requires, its consolidated subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

We receive revenues primarily from the delivery of residential, training, educational and support services to various populations with special needs. As more fully described in Note 9, we have three reportable operating segments: (i) disabilities services, (ii) youth services and (iii) training services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Disabilities Services: Revenues are derived primarily from state Medicaid programs and from management contracts with private operators, generally not-for-profit providers, who contract with state government agencies and are also reimbursed under the Medicaid programs. Revenues are recorded at rates established at or prior to the time services are rendered.

Training Services: Revenues include amounts reimbursable under cost reimbursement contracts with the U.S. Department of Labor for operating Job Corps centers. The contracts provide reimbursement for all facility and program costs related to Job Corps center operations, allowable indirect costs for general and administrative costs, plus a predetermined management fee, normally a fixed percentage of facility and program costs. For certain of our current contracts and any contract renewals, the management fee is a combination of fixed and performance-based. Final determination of amounts due under the contracts is subject to audit and review by the U.S. Department of Labor.

Youth Services: Juvenile treatment revenues are derived primarily from state-awarded contracts from state agencies under various reimbursement systems. Reimbursement from state or locally awarded contracts varies per facility or program, and is typically paid under fixed contract amounts, flat rates, or cost-based rates.

Laws and regulations governing the government programs and contracts are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. For each operating segment, expenses are subject to examination by agencies administering the contracts and services. We believe that adequate provisions have been made for potential adjustments arising from such examinations.

We are substantially dependent on revenues received under contracts with federal, state and local government agencies. For the year ended December 31, 2002, we derived 11% of our revenues under contracts for MR/DD services in Texas and 15% of our revenues under contracts under the federal Job Corps program.

Generally, these contracts are subject to termination at the election of governmental agencies and in certain other circumstances such as failure to comply with applicable regulations or quality of service issues.

Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Accounts Receivable

Accounts receivable consist primarily of amounts due from Medicaid programs, other government agencies and commercial insurance companies. An estimated allowance for doubtful accounts receivable is recorded to the extent it is probable that a portion or all of a particular account will not be collected. In evaluating the collectibility of accounts receivable, we consider a number of factors, including historical loss rates, age of the accounts, changes in collection patterns, the status of ongoing disputes with third-party payors, general economic conditions and the status of state budgets. Complex rules and regulations regarding billing and timely filing requirements in various states are also a factor in our assessment of the collectibility of accounts receivable. Actual collections of accounts receivable in subsequent periods may require changes in the estimated allowance for doubtful accounts. Changes in these estimates are charged or credited to the results of operations in the period of the change of estimate.

Legal Contingencies

We are a party to numerous claims and lawsuits with respect to various matters. We provide for costs related to contingencies when a loss is probable and the amount is reasonably determinable. We confer with outside counsel in determining our liability for certain legal contingencies. While we believe our provision for legal contingencies is adequate, the outcome of legal proceedings is difficult to predict and we may settle legal claims or be subject to judgments for amounts that exceed our estimates.

Impairment of Long-Lived Assets

On January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Under SFAS 144, we review long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded based upon various techniques to estimate fair value. The effects of adopting SFAS 144 were immaterial to our results of operations.

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. In addition, SFAS 142 provides that intangible assets with definite lives should be amortized over their useful lives and reviewed for impairment in accordance with existing guidelines.

Costs of purchased businesses in excess of net assets acquired (goodwill), and intangible assets are accounted for under the provisions of SFAS 142. Upon adoption of SFAS 142 on January 1, 2002, we were required to test all existing goodwill for impairment as of that date, and at least annually thereafter, unless changes in circumstances indicate an impairment may have occurred sooner. We are required to test goodwill on a reporting unit basis. A reporting unit is the operating segment unless, for businesses within that operating segment discrete financial information is prepared and regularly reviewed by management, in which case such a component business is considered a reporting unit. We use a fair value approach to test goodwill for impairment and recognize an impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its fair value. Fair values are established using comparative market multiples. As appropriate, discounted cash flows are used to corroborate comparative market multiple results.

We adopted the provisions of SFAS 141 upon its issuance in July 2001 and the provisions of SFAS 142 effective January 1, 2002. No impairment loss was recognized as a result of the transitional impairment tests required under SFAS 142 as of January 1, 2002 nor the annual test performed as of December 31, 2002.

Depreciation and Amortization

Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets. Estimated useful lives for buildings are 20-35 years. Assets under capital lease and leasehold improvements are generally amortized over the life of the respective lease. The useful lives of furniture and equipment vary from three to seven years. Depreciation expense includes amortization of assets under capital lease.

We act as custodian of assets where we have contracts to operate facilities or programs owned or leased by the U.S. Department of Labor, various states and private providers.

Deferred Gains on Sale and Leaseback of Assets

Gains from the sale and leaseback of assets are deferred and amortized over the term of the operating lease as a reduction of rental expense.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Stock Option Plans

We account for our stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Stock-based employee compensation cost is not reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended December 31		
	2002	2001	2000
Net income (loss), as reported	$ 2,676	$ (4,372)	$ 14,176
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,868)	(2,530)	(1,920)
Net income (loss), pro forma	$ 808	$ (6,902)	$ 12,256
Basic and diluted earnings (loss) per share			
As reported	$ 0.11	$ (0.18)	$ 0.58
Pro forma	0.03	(0.28)	0.50

The following table sets forth the fair value of each option grant during 2002, 2001 and 2000 using the Black-Scholes option-pricing model and the applicable weighted-average assumptions:

	Year Ended December 31		
	2002	2001	2000
Fair value per option	$ 3.79	$ 3.08	$ 3.87
Risk-free interest rate	3.03%	4.56%	5.17%
Dividend yield	0%	0%	0%
Expected volatility	0.61	0.61	0.60
Expected life (in years)	2-4	2-4	2-4

Insurance

We self-insure a substantial portion of our professional and general liability, workers' compensation and health benefit risks. Provisions for losses for these risks are based upon actuarially determined estimates. The allowances for these risks include an amount determined from reported claims and an amount based on past experiences for losses incurred but not reported. Estimates of workers' compensation claims reserves are discounted using an appropriate discount rate (6% at December 31, 2002). These liabilities are necessarily based on estimates and, while we believe that the provision for loss is adequate, the ultimate liability may be more or less than the amounts recorded. The liabilities are reviewed quarterly and any adjustments are reflected in earnings in the period known.

Financial Instruments

We used various methods and assumptions in estimating the fair value disclosures for significant financial instruments. Fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amount because of the short maturity of those investments. The fair value of long-term debt is determined using market quotes and calculations based on current market rates available to us.

Reclassifications

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation.

Impact of Recently Issued Accounting Standards

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Prior to the adoption of SFAS 146, certain exit costs were recognized when we committed to a restructuring plan, which may have been before the liability was incurred. We will adopt the provisions of this statement in 2003. The adoption of SFAS 146 is not expected to have a material impact on our financial position and results of operations.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as required by SFAS 123. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the Notes to these Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued as defined within FIN 45. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions are applicable to guarantees issued or modified after December 31, 2002. We do not anticipate that FIN 45 will have a material impact on our consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," (FIN 46) to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns or both. The provisions of FIN 46 are required to be adopted by us in fiscal 2003. We are currently evaluating the impact of the adoption of FIN 46 on our consolidated financial position or results of operations.

2. Other Assets

Other assets are as follows:

	December 31 2002	December 31 2001
Long-term receivables and advances to managed facilities	$ 7,632	$ 15,155
Covenants not to compete, net of accumulated amortization	5,247	6,595
Deposits	4,322	3,700
Deferred debt issuance costs	5,865	6,614
Other assets	2,311	5,229
	$ 25,377	$ 37,293

3. Goodwill and Intangible Assets

A summary of changes to goodwill during the year follows:

	Disabilities Services	Youth Services	Training Services	Total
Balance at January 1, 2002	$ 194,915	$ 9,442	$ 7,589	$ 211,946
Goodwill added through acquisitions	5,953	357	—	6,310
Balance at December 31, 2002	$ 200,868	$ 9,799	$ 7,589	$ 218,256

Intangible assets are as follows:

	December 31, 2002		December 31, 2001	
	Gross	Accumulated Amortization	Gross	Accumulated Amortization
Covenants not to compete	$ 15,409	$ 10,162	$ 15,073	$ 8,478

Covenants not to compete are comprised of contractual agreements with stated values and terms and are amortized over the term of the agreements.

Amortization expense for the year ended December 31, 2002, was approximately $1.7 million. Estimated amortization expense for the next five years is as follows:

Year Ending December 31	
2003	$ 1,170
2004	758
2005	748
2006	694
2007	536

A reconciliation of net income and diluted earnings per share for the year ended December 31, 2001 and 2000 as if we had adopted SFAS 142 effective January 1, 2000, follows:

	December 31, 2001		December 31, 2000	
	Net Income	Diluted Earnings per Share	Net Income	Diluted Earnings per Share
As reported	$ (4,372)	$ (0.18)	$ 14,176	$ 0.58
Goodwill amortization, net of tax	6,262	0.26	6,294	0.26
As adjusted	$ 1,890	$ 0.08	$ 20,470	$ 0.84

4. Property and Equipment

Property and equipment is summarized as follows:

	December 31	
	2002	2001
Property and Equipment:		
Land and land improvements	$ 6,039	$ 5,742
Leasehold improvements	15,875	13,916
Buildings	34,940	32,213
Land and buildings under capital lease	3,054	3,054
Equipment under capital lease	2,870	2,362
Furniture and equipment	51,973	46,683
Construction in progress	3,607	5,420
	118,358	109,390
Less accumulated depreciation and amortization	56,690	50,611
Net property and equipment	$ 61,668	$ 58,779

5. Debt

Long-term debt consists of the following:

	December 31	
	2002	2001
10.625% senior notes due 2008	$ 150,000	$ 150,000
Credit facility	—	—
6% convertible subordinated notes due 2004, net of unamortized discount of $749 in 2002 and $1,213 in 2001	90,602	96,147
5.9% convertible subordinated notes due 2005	15,613	15,613
Notes payable and other	2,492	3,450
	258,707	265,210
Less current portion	329	527
	$ 258,378	$ 264,683

On November 15, 2001, we completed the issuance of $150 million of 10.625% Senior Notes due November 2008. Interest on the notes is payable semi-annually and the notes may be redeemed, in whole or in part, any time on or after November 15, 2005 at a redemption price equal to 100% of the principal amount thereof plus a premium declining ratably to par, plus accrued interest. The senior notes contain certain covenants restricting our ability to incur additional indebtedness (including the maintenance of a specified leverage ratio), pay dividends, enter into certain mergers, enter in sale and leaseback transactions and sell or otherwise dispose of assets. Additionally, the agreement places limits on the allowable amount of judgments or orders for the payment of money by a court of law.

On November 15, 2002, we completed an amendment to our $80 million credit facility with National City Bank (NCB facility). The amendment revises the calculation of certain financial covenants. We are in compliance with our debt covenants as of December 31, 2002.

At December 31, 2002, we had no borrowings under the NCB facility. Outstanding at that date were irrevocable standby letters of credit in the principal amount of $39.7 million issued primarily in connection with our insurance programs. As of December 31, 2002, we had $39.0 million available under the NCB facility. Interest on the revolving credit facility is based on margins over LIBOR. The rate applicable, based upon the six-month LIBOR, was approximately 4.1% and 4.5% at December 31, 2002 and 2001, respectively.

The 6% convertible subordinated notes are convertible, at the option of the holder, at any time prior to maturity, unless previously redeemed, into common stock at a conversion price of $18.81 per share. The 5.9% convertible subordinated notes are convertible into common stock at a conversion price of $25.84 per share.

Maturities of long-term debt are as follows:

Year Ending December 31	
2003	$ 329
2004	92,605
2005	15,628
2006	31
2007	34
Thereafter	150,080
	$ 258,707

6. Accrued Expenses

Accrued expenses are summarized as follows:

	December 31	
	2002	2001
Wages and payroll taxes	$ 20,400	$ 19,743
Compensated absences	10,822	8,330
Workers' compensation	12,991	12,040
Taxes other than income taxes	1,763	2,222
Interest	3,090	2,891
Other	12,441	5,387
	$ 61,507	$ 50,613

7. Income Taxes

Income tax expense attributable to income from continuing operations is summarized as follows:

	Year Ended December 31		
	2002	2001	2000
Federal:			
Current (benefit)	$ (7,408)	$ 3,755	$ 8,160
Deferred (benefit)	8,254	(5,703)	53
Total federal	846	(1,948)	8,213
State and local:			
Current (benefit)	(1,469)	1,460	2,371
Deferred (benefit)	2,129	(1,428)	63
Total state and local	660	32	2,434
Total income tax expense (benefit)	$ 1,506	$ (1,916)	$ 10,647

A reconciliation of the U.S. Federal income tax rate of 35% to income tax expense expressed as a percent of pretax income follows:

	Year Ended December 31		
	2002	2001	2000
Federal income tax at the statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in income taxes:			
State taxes, net of federal benefit	4.9	5.0	5.1
Foreign income taxes, net of federal credits	6.3	(1.7)	0.5
Nondeductible amortization of goodwill	—	(22.5)	5.7
Jobs tax credits, net	(24.9)	16.6	(3.7)
Other nondeductible expenses	14.7	(1.9)	0.3
	36.0%	30.5%	42.9%

During the years ended December 31, 2002, 2001 and 2000, we credited additional paid-in capital for the tax benefits associated with the exercise of stock options in the amounts of $155, $32 and $51, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	December 31	
	2002	2001
Deferred tax assets:		
Accounts receivable	$ 3,052	$ 12,988
Workers' compensation costs	5,106	4,673
Compensated absences	2,678	2,366
Other insurance reserves	2,989	942
Other liabilities and reserves	1,899	1,097
Capital lease obligations and related capitalized property	—	233
Deferred gains and revenues	2,640	3,133
Property and equipment due to differences in depreciation	526	530
Deferred tax credits	350	—
Total deferred tax assets	19,240	25,962
Deferred tax liabilities:		
Accounts receivable	232	208
Capital lease obligations and related capitalized property	62	—
Goodwill and other intangible assets	8,017	4,442
Total deferred tax liabilities	8,311	4,650
Net deferred tax asset	$ 10,929	$ 21,312
Classified as follows:		
Current deferred income tax asset	$ 16,621	$ 22,583
Noncurrent deferred income tax liability	(5,692)	(1,271)
Net deferred tax asset	$ 10,929	$ 21,312

No valuation allowance for deferred tax assets was provided as of December 31, 2002 and 2001, nor was there any change in the total valuation allowance for the years ended December 31, 2002, 2001 and 2000. The realization of deferred tax assets is dependent upon us generating future taxable income when temporary differences become deductible. Based upon the historical and projected levels of taxable income, we believe it is more likely than not that we will realize the benefits of the deductible differences.

8. Earnings per Share

The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock.

	Year Ended December 31		
	2002	2001	2000
Income (loss) attributable to shareholders for basic and diluted earnings per share	$ 2,676	$ (4,372)	$ 14,176
Weighted average number of common shares used in basic earnings per share	24,409	24,357	24,309
Effect of dilutive securities:			
Stock options	141	—	45
Weighted number of common shares and dilutive potential common shares used in diluted earnings per share	24,550	24,357	24,354

The average shares listed below were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented:

	Year Ended December 31		
	2002	2001	2000
Convertible subordinated notes	5,646	6,474	6,574
Stock options	1,849	1,905	2,037

9. Segment Information

We have three reportable operating segments: (i) disabilities services, (ii) youth services and (iii) training services. We evaluate performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are not significant.

The following table sets forth information about reportable segment profit or loss and segment assets:

As of and for the year ended December 31:	Disabilities Services	Youth Services	Training Services	All Other [1]	Consolidated Totals
2002					
Revenues	$ 717,335	$ 55,975	$ 146,414	$ —	$ 919,724
Segment profit	47,983	1,996	15,367	(36,866)	28,480
Total assets	377,045	41,464	22,114	105,989	546,612
Capital expenditures	6,966	2,500	—	4,226	13,692
Depreciation and amortization	7,893	1,226	—	2,743	11,862
2001					
Revenues	$ 690,187	$ 58,874	$ 136,654	$ —	$ 885,715
Segment profit	35,470	691	14,192	(37,580)	12,773
Total assets	398,708	33,214	30,302	72,712	534,936
Capital expenditures	5,311	1,509	—	2,503	9,323
Depreciation and amortization	16,519	1,669	294	2,597	21,079
2000					
Revenues	$ 672,906	$ 61,295	$ 123,872	$ —	$ 858,073
Segment profit	63,939	4,809	13,544	(34,910)	47,382
Total assets	418,309	33,024	24,354	61,084	536,771
Capital expenditures	16,523	3,325	—	1,066	20,914
Depreciation and amortization	17,900	2,712	294	2,402	22,308

(1) All other segment profit is comprised of corporate general and administrative expenses, corporate depreciation and amortization and all special charges. Segment profit for the Disabilities Services segment for the year ended December 31, 2001 includes income of approximately $0.8 million related to a bequest from an estate.

10. Benefit Plans

We sponsor retirement savings plans which were established to assist eligible employees in providing for their future retirement needs. Our contributions to the plans were $2.9 million, $2.9 million and $3.1 million in 2002, 2001 and 2000, respectively.

We also sponsor various stock option plans under which we may grant options to our salaried officers and employees for up to 5,826,095 shares of common stock. Under the plans, the exercise price of each option equals the market price of our stock on the date of grant, and an option's maximum term is normally five years. Generally all options, except those granted to certain key executives which have varied vesting schedules, vest 20% at date of grant and 20% per year over four years.

Under separate stock option plans, we may grant up to 190,000 shares to non-employee members of the Board of Directors at an exercise price which cannot be less than the fair market value on the date of grant.

Stock option activity, including options granted to employees and non-employee directors, is shown below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,804,627	$ 11.02	2,399,589	$ 12.83	2,781,127	$ 14.83
Granted	357,250	7.71	925,750	5.69	408,750	8.20
Exercised	(42,975)	4.92	(56,420)	6.14	(67,064)	7.75
Canceled	(601,136)	11.85	(464,292)	9.99	(723,224)	18.33
Outstanding at end of year	2,517,766	10.46	2,804,627	11.03	2,399,589	12.85
Exercisable at end of year	1,813,971	$ 11.86	1,828,358	$ 12.72	1,725,169	$ 12.92

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$ 3.50 to 9.99	1,451,925	3.5 years	$ 6.69	770,930	$ 6.91
10.00 to 14.99	762,090	0.8 years	13.85	757,590	13.85
15.00 to 19.99	135,750	0.9 years	16.36	128,700	16.32
20.00 to 23.50	168,001	0.7 years	22.85	156,751	22.88
	2,517,766	2.3 years	$ 10.46	1,813,971	$ 11.86

11. Special Charges

As of March 31, 2001, we ceased operating various group homes in the state of Tennessee under our Disabilities Services division. In connection with the cessation of operations, we recorded a charge of approximately $1.6 million which is recorded as a special charge in the accompanying statement of income. This charge includes a $1.1 million write-off of unamortized goodwill, $200,000 for the write-off of various other assets, and approximately $300,000 in costs related to exiting the program. In addition, during February 2001, in connection with the amendment and restatement of the previous credit facility, we wrote off approximately $134,000 of deferred debt issuance costs related to that credit facility.

During 2000, we approved and implemented a restructuring and operational reorganization plan. In connection with the plan, we recorded a pre-tax charge of approximately $1.7 million ($1.0 million, net of tax, or $0.04 per share), which is reflected as a special charge in our consolidated statement of income. This charge consisted primarily of $700,000 in severance and employee-related costs, $500,000 in lease termination costs, $300,000 in asset write-offs (principally deferred costs associated with pending acquisitions which were discontinued as a result of the plan) and $200,000 in transaction and other costs. Through December 31, 2002, all of the costs had been utilized.

On June 29, 2000, we announced that an agreement had been mutually terminated with an investor group which had proposed to acquire all of our outstanding shares of common stock for $15.75 per share in cash. Although the termination did not result in the payment by us of any cancellation or breakup fees, $1.8 million ($1.1 million, net of tax, or $0.04 per share) of previously deferred costs associated with the transaction were expensed in 2000 and is included in special charges in our consolidated statement of income.

12. Lease Arrangements

We lease certain operating facilities, office space, vehicles and equipment under operating leases which expire at various dates. Total rent expense was approximately $43.9 million, $42.8 million and $38.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. We also lease certain land and buildings used in operations under capital leases. These leases expire at various dates through 2022 (including renewal options) and generally require us to pay property taxes, insurance and maintenance costs.

Future minimum lease payments under capital leases, together with the minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002, are as follows:

Year Ended December 31	Capital Leases	Operating Leases
2003	$ 1,266	$ 26,310
2004	824	21,125
2005	468	17,656
2006	463	13,679
2007	458	11,871
Thereafter	1,557	57,809
Total minimum lease payments	5,036	$ 148,450
Less amounts representing interest	1,319	
Present value of minimum lease payments	3,717	
Less current maturities	972	
Total long-term obligations under capital leases	$ 2,745	

We lease certain of our facilities under operating and capital leases with various partnerships controlled by a director of our company. Annual payments under these lease arrangements approximate $0.6 million.

During 2001, we entered into various transactions for the sale of certain real properties in which we conduct operations. Proceeds from the sales were approximately $23.0 million. The assets are being leased back from the purchasers over terms ranging from five years to 15 years. The leases are being accounted for as operating leases. The transactions resulted in gains of approximately $3.1 million, which are being amortized over the respective lease terms.

We also entered into various sale and leaseback transactions in December 2000. Proceeds from the sales were approximately $26.5 million. The assets are being leased back from the purchasers over terms ranging from five years to 18 years. The leases are being accounted for as operating leases. The transactions resulted in net gains of approximately $2.0 million, which are being amortized over the respective lease terms.

13. Financial Instruments

At December 31, 2002 and 2001, the fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying value because of the short-term nature of these instruments. The fair value of our other financial instruments subject to fair value disclosures are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt:				
10.625% senior notes	$ 150,000	$ 108,750	$ 150,000	$ 150,750
6% convertible subordinated notes	90,602	74,294	96,147	84,460
5.9% convertible subordinated notes	15,613	12,647	15,613	12,607
Notes payable and other	6,209	6,209	3,450	3,450

We estimated the fair value of the debt instruments using market quotes and calculations based on current market rates available to us.

14. Change in Estimate

Effective January 1, 2002, we changed our accounting estimates related to depreciation of certain assets associated with our accounts receivable and time and attendance management systems. The estimated useful lives of these assets were extended four years, based on the expected useful lives of the respective systems. As a result of the change, net income for the year ended December 31, 2002 was increased by approximately $0.3 million, or $0.01 per diluted share.

15. Commitments and Contingencies

In July 2000, American International Specialty Lines Insurance Company, or AISL, filed a Complaint for Declaratory Judgment against us and certain of our subsidiaries in the U.S. District Court for the Southern District of Texas, Houston Division. In the Complaint, AISL sought a declaration of what insurance coverage was available to ResCare in Cause No. 299291-401; In re: Estate of Trenia Wright, Deceased, et al. v. Res-Care, Inc., et al., which was filed in Probate Court No. 1 of Harris County, Texas (the Lawsuit). After the filing, we entered into an agreement with AISL whereby any settlement reached in the Lawsuit would not be dispositive of whether the claims in the Lawsuit were covered under the insurance policies issued by AISL. AISL thereafter settled the Lawsuit for $9 million. It is our position that: (i) the Lawsuit initiated coverage under policies of insurance in more than one policy year, thus affording adequate coverage to settle the Lawsuit within coverage and policy limits, (ii) AISL waived any applicable exclusions for punitive damages by its failure to send a timely reservation of rights letter and (iii) the decision by the Texas Supreme Court in King v. Dallas Fire Insurance Company, 85 S.W.3d 185 (Tex. 2002) controls. Prior to the Texas Supreme Court's decision in the King case, summary judgment was granted in favor of AISL but the scope of the order was unclear. Based on the King decision, the summary judgment has been set aside and there are currently motions for summary judgment pending by both AISL and ResCare under consideration. If both motions are denied, it is likely the case would be sent for trial within the next year. Any decision adverse to ResCare would be appealed to the United States Court of Appeals for the Fifth Circuit. We have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter as we do not believe it is probable that an unfavorable outcome will result from this matter. Based on the advice of counsel, we do not believe it is probable that the ultimate resolution of this matter will result in a liability to us nor have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

On September 2, 2001, in a case styled Nellie Lake, Individually as an Heir-at-Law of Christina Zellner, deceased; and as Personal Representative of the Estate of Christina Zellner v. Res-Care, Inc., et al., in the U.S. District Court of the District of Kansas at Wichita, a jury awarded noneconomic damages to Ms. Lake in the amount of $100,000, the statutory maximum, as well as $5,000 for economic loss. In addition, the jury awarded the Estate of Christina Zellner $5,000 of noneconomic damages and issued an advisory opinion recommending an award of $2.5 million in punitive damages. The judge, however, was not required to award the amount of punitive damages recommended by the jury and on February 4, 2002, entered a punitive damage judgment in the amount of $1 million. Based on the advice of counsel, we appealed the award of punitive damages, based on numerous appealable errors at trial and have since settled the case, without any contribution from AISL, for approximately $750,000. Prior to settlement, we filed a Declaratory Judgment action against AISL which is currently pending in the United States District Court for the Western District of Kentucky, Louisville Division, alleging that the policy should be interpreted under Kentucky law, thus affording us coverage. We have since sought leave of court to amend our complaint for breach of contract, bad faith insurance practices, as well as unfair claims practices under applicable Kentucky statutes. In addition, ResCare has filed a motion for judgment on the pleadings in regard to its declaration of rights action. In the interim, AISL has filed a motion to transfer this action to the District of Kansas. ResCare has vigorously resisted this motion and anticipates that it will be denied and the case will remain in Kentucky. Based on the advice of counsel, we believe any damages resulting from this matter are covered by insurance and, accordingly, we have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter. Further, we believe that recovery of the settlement is probable and, therefore we do not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In September 1997, a lawsuit, styled Cause No. 98-00740, Nancy Chesser v. Normal Life of Texas, Inc., and Normal Life, Inc. District Court of Travis County, Texas was filed against a Texas facility operated by the former owners of Normal Life, Inc. and Normal Life of North Texas, Inc., one of our subsidiaries, asserting causes of action for negligence, intentional infliction of emotional distress and retaliation regarding the discharge of residents of the facility. In May 2000, a judgment was entered in favor of the plaintiff awarding the plaintiff damages, prejudgment interest and attorneys' fees totaling $4.8 million. In October 2000, ResCare and AISL entered into an agreement whereby any settlement reached in Chesser and a related lawsuit also filed in the District Court of Travis County, Texas would not be dispositive of whether the claims in those suits were covered under the policies issued by AISL. AISL thereafter settled the suits and filed a Complaint for Declaratory Judgment against Normal Life of North Texas, Inc. and Normal Life, Inc. in the U.S. District Court for the Northern District of Texas, Dallas Division. In the Complaint, AISL seeks a declaration of what insurance coverage is available to ResCare in the lawsuits. It is our position that the lawsuits initiated coverage under the primary policies of insurance, thus affording adequate coverage to settle the lawsuits within coverage and policy limits. The trial of this declaratory judgment action previously scheduled in March 2002 and December 2002 has been postponed. We have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter. Based on the advice of counsel, we do not believe it is probable that the ultimate resolution of this matter will result in a liability to us nor have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In December 1999, a lawsuit styled James Michael Godfrey and Sherry Jo Lusk v. Res-Care, Inc., was filed by the former owners of Access, Inc., one of our subsidiaries, claiming fraud and unfair and deceptive trade practices. On July 29, 2002, a judgment was entered in favor of the plaintiff awarding the plaintiff damages of $990,000 with interest on $330,000 from December 1, 1999. Based on the advice of counsel, we have appealed the award of damages, based on numerous appealable errors at trial. In our opinion, after consulting with outside counsel, substantial grounds exist for a successful appeal. We have not made any provision in our consolidated financial statements for any potential liability that may result from final adjudication of this matter. Based on the advice of counsel, we do not believe it is probable that the ultimate resolution of this matter will result in a liability to us nor have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

On June 21, 2002, we were notified that our mental health services subsidiary was the subject of an investigation concerning allegations relating to services provided by the subsidiary under various programs sponsored by Medicaid. The subsidiary under investigation is a non-core operation that provides skills training to persons with severe mental illness in five Texas counties. The mental health operation is managed by its founders under a management contract and represents less than 1% of the total revenues of the Disabilities Services division. During the third quarter, we received a Civil Investigative Demand from the Texas Attorney General (TAG) requesting the production of a variety of documents relating to the subsidiary. We are cooperating with the TAG in providing the requested documents and have engaged special counsel to conduct an internal investigation of the allegations. Based on the results of our investigation, we believe that the subsidiary has complied with the applicable rules and regulations governing the provision of mental health services in the State of Texas. Although we cannot predict the outcome of the investigation with certainty, and we have incurred and could continue to incur significant legal expenses in connection with document production and our response to the investigation, we do not believe the ultimate resolution of the investigation should have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In July 2002, Lexington Insurance Company (Lexington) filed a Complaint for Declaratory Action against one of our subsidiaries in the U.S. District Court for the Southern District of Texas, Houston Division. In the Complaint, Lexington sought a declaration of what insurance coverage was available in Cause No. 14763-BH01; William Thurber and Kathy Thurber, et al v. Educare Community Living Corporation – Gulf Coast (EduCare), which was filed in the 23rd Judicial District Court of Brazoria County, Texas. After the filing, we entered into an agreement with Lexington whereby any settlement reached in Thurber would not be dispositive of whether the claims were covered by insurance. Lexington and Educare thereafter contributed $1.0 million and $1.5 million, respectively, and settled the lawsuit. Currently, both EduCare and Lexington have motions for summary judgment pending. We expect our contribution to the settlement to be reimbursed by Lexington under the applicable policies. It is our position, after consulting with outside counsel, that the Thurber lawsuit is covered by the primary and umbrella policies issued by Lexington. We have not made any provision in the consolidated financial statements for any potential liability that may result from final adjudication of this matter. Further, we believe that recovery of the settlement is probable and, therefore, we do not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In August 1998, with the approval of the State of Indiana, we relocated approximately 100 individuals from three of our larger facilities to community-based settings. In June 1999, in a lawsuit styled Omega Healthcare Investors, Inc. v. Res-Care Health Services, Inc., the owner of these facilities filed suit against us in U.S. District Court, Southern District of Indiana, alleging in connection therewith breach of contract, conversion and fraudulent concealment. In January 2001 and July 2002, Omega filed amended complaints alleging wrongful conduct in the appraisal process for the 1999 purchase of three other facilities located in Indiana, for conversion of the Medicaid certifications of the 1998 Indiana facilities and a facility in Kentucky that downsized in 1999, and for breach of contract in allowing the Kentucky facility to be closed. On the advice of counsel, we believe that the amount of damages being sought by the plaintiffs is approximately $27 million, however, it appears the claims for compensatory damages may be duplicative. Omega has filed two motions for partial summary judgment which are pending before the Court and the case is currently set for trial in June 2003. We believe that this lawsuit is without merit and will defend it vigorously. We do not believe it is probable that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In addition, we are a party to various other legal and/or administrative proceedings arising out of the operation of our facilities and programs and arising in the ordinary course of business. We believe that, generally, these claims are without merit. Further, many of such claims may be covered by insurance. We do not believe the results of these proceedings or claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

16. Quarterly Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2002					
Revenues	$ 222,914	$ 229,866	$ 233,120	$ 233,824	$ 919,724
Facility and program contribution	21,972	22,892	22,773	6,771	74,408
Net income (loss)	2,445	3,644	3,686	(7,099)	2,676
Basic earnings (loss) per share	0.10	0.15	0.15	(0.29)	0.11
Diluted earnings (loss) per share	0.10	0.15	0.15	(0.29)	0.11
2001					
Revenues	$ 217,741	$ 219,191	$ 222,566	$ 226,217	$ 885,715
Facility and program contribution	20,420	22,430	23,075	2,036	67,961
Net income (loss)	364	2,368	3,530	(10,634)	(4,372)
Basic earnings (loss) per share	0.01	0.10	0.14	(0.44)	(0.18)
Diluted earnings (loss) per share	0.01	0.10	0.14	(0.44)	(0.18)
2000					
Revenues	$ 208,893	$ 211,561	$ 216,298	$ 221,321	$ 858,073
Facility and program contribution	27,432	25,341	25,512	23,935	102,220
Net income	5,887	2,915	3,059	2,315	14,176
Basic earnings per share	0.24	0.12	0.13	0.10	0.58
Diluted earnings per share	0.23	0.12	0.13	0.10	0.58

During the periods presented, we recorded the following items:

	Statement of Income Line Item Impacted	Quarter Recorded	Pre-tax Income Impact	Net Income Impact	Diluted Earnings per Share Impact
Year Ended December 31, 2002:					
Write-off of doubtful accounts receivable [(1)]	Facility and program expenses	4th	$ (14,764)	$ (9,522)	$ (0.39)
Costs associated with non-core operation [(2)]	Facility and program expenses	4th	(1,476)	(952)	(0.04)
Gains on debt extinguishment [(3)]	Other income	3rd	1,277	823	0.04
			$ (14,963)	$ (9,651)	$ (0.39)
Year Ended December 31, 2001:					
Allowance for doubtful accounts receivable [(4)]	Facility and program expenses	4th	$ (15,500)	$ (9,319)	$ (0.38)
Accrual for workers' compensation [(5)]	Facility and program expenses	4th	(6,500)	(3,908)	(0.16)
Closure charge [(6)]	Special charges	1st	(1,595)	(901)	(0.04)
			$ (23,595)	$ (14,128)	$ (0.58)
Year Ended December 31, 2000:					
Costs associated with terminated buyout [(7)]	Special charges	3rd	$ (1,757)	$ (1,028)	$ (0.04)
Restructuring costs [(8)]	Special charges	3rd	(1,673)	(979)	(0.04)
Settlement of lawsuit [(9)]	Special charges	3rd	(600)	(409)	(0.02)
			$ (4,030)	$ (2,416)	$ (0.10)

(1) - The $14.8 million accounts receivable write-off in the fourth quarter eliminates substantially all trade receivables with dates of service 2000 and prior. We wrote-off the amounts after consideration of the deterioration in various states' budgets and the resulting impact on opportunities for collection.

(2) - The non-core operation charge relates to costs associated with an investigation and closure of certain units of a non-core operation which provides skills training to persons with severe mental illness in five Texas counties. The mental health operation is managed by its founders under a management contract and represents less than 1% of the total revenues of the Disabilities Services division. The charge includes amounts necessary to close the operations in two of the five counties and for legal fees incurred to respond to the inquiries discussed in Note 15.

(3) - During 2002, we completed transactions to redeem $6.0 million of its 6% convertible notes resulting in gains on extinguishment of debt of approximately $1.3 million.

(4) - In the fourth quarter of 2001, we recorded an additional provision for losses on accounts receivable of $15.5 million as a result of information obtained during the implementation of the new accounts receivable system.

(5) - In the fourth quarter of 2001, we recorded an additional provision for insurance claims for workers' compensation of $6.5 million based on studies of our workers' compensation experience.

(6) - In the first quarter of 2001, we recorded a charge of $1.6 million related to the write-off of assets and costs associated with the cessation of certain operations in Tennessee.

(7) - During 2000, we recorded a charge of $1.8 million related to the write-off of costs associated with the terminated management-led buyout.

(8) - During 2000, we recorded a charge of $1.7 million related to our 2000 restructuring plan implemented in the third quarter of 2000.

(9) - During 2000, we recorded a charge of $0.6 million related to the settlement of a lawsuit.

ResCare, Inc.

Schedule II – Valuation and Qualifying Accounts
For the Years Ended December 31, 2002, 2001 and 2000

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
			Write-offs	Reclassifications	
			(In thousands)		
Allowance for doubtful accounts receivable:					
Year ended December 31, 2002	$ 33,013	$ 19,566	$ (43,414)	$ (1,500)	$ 7,665
Year ended December 31, 2001	17,527	19,293	(3,807)	—	33,013
Year ended December 31, 2000	17,163	3,707	(3,343)	—	17,527

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Board of Directors

Ronald G. Geary
Chairman of the board, president and chief executive officer, ResCare
Chairman since 1998, a director and president since 1990

James R. Fornear
Principal founder, ResCare
President from 1974 to 1990, chief executive officer from 1989 to 1993

E. Halsey Sandford
Former senior executive, ResCare
Director of ResCare since 1984

Spiro B. Mitsos, Ph.D.
Adjunct faculty member at Southern Illinois University, University of Kentucky and University of Evansville
Secretary of ResCare board since 1984 and director since 1974

Seymour L. Bryson, Ph.D.
Associate Chancellor, Southern Illinois University, Carbondale
Director of ResCare since 1989

Olivia F. Kirtley, C.P.A.
Business consultant
Director of ResCare since 1998

Vincent D. Pettinelli
Former chairman of the board, PeopleServe, Inc.
Director of ResCare since 1999

Michael J. Foster
Managing director, RFE Management Corporation
Director of ResCare since 2001

Steven S. Reed
Managing member, Reed Wicker, PLLC
Director of ResCare since 2003

Leadership Team

Ronald G. Geary
Chairman, president and chief executive officer

L. Bryan Shaul
Executive vice president, finance and administration
Chief financial officer

Ralph G. Gronefeld
President, Division for Persons with Disabilities

Vincent F. Doran
President, Division for Training Services

William J Ballard
President, Division for Youth Services

Paul G. Dunn
Chief development officer

Katherine W. Gilchrist
Vice president and chief financial officer, Division for Persons with Disabilities

David S. Waskey
General counsel

Nina P. Seigle
Chief people officer

Kelley Abell
Chief government relations officer

Nel Taylor
Chief communication officer

Barbara J. Wolf
Chief compliance officer

Investor Information

AUDITORS KPMG LLP Louisville, Kentucky

ANNUAL MEETING The annual meeting of shareholders will be held at 10:00 a.m., August 8, 2003, at The Olmsted, 3701 Frankfort Avenue, Louisville, Kentucky, 40207.

REGISTRAR AND TRANSFER AGENT National City Bank, Stock Transfer Department, P.O. Box 92301, Cleveland, Ohio, 44193-0900, (800) 622-6757

Inquiries regarding stock transfers, lost certificates or address changes should be sent to the above address.

COMMON STOCK ResCare stock is traded on Nasdaq (RSCR)

FORM 10-K AND OTHER INFORMATION
The Annual Report to the Securities and Exchange Commission on Form 10-K and other financial information such as interim and annual reports to shareholders are available without charge upon request from:

Investor Relations Department
ResCare
10140 Linn Station Road
Louisville, Kentucky 40223
Phone: (502) 394-2100
Fax: (502) 394-2251
communication@rescare.com

OUR MISSION

We at ResCare are dedicated and caring people
who together form a human service company
providing quality supports to enhance
the lives of individuals.

We commit to effectively manage our resources
in order to fulfill our responsibilities
to the people we support, our employees,
our customers and our communities.

We serve with respect, compassion and skill.
Building Lives, Reaching Potential.

ResCare

10140 Linn Station Road
Louisville, Kentucky 40223

Phone: (502) 394-2100
Fax: (502) 394-2206

Web: www.rescare.com